SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Annual Report - Unaudited Information.

2	Financial Statements and Operating and Financial Review and Prospects as of and for the fiscal years ended December 31, 2006 and 2005.

3	Report of Independent Accountants dated February 15, 2007.

4	Operating and Financial Review and Prospects.

Item 1
Unaudited Information

CONTENTS
ANNUAL REPORT
POLITICAL AND ECONOMIC, REGULATORY AND LEGAL CONTEXT
Political and economic context
Regulatory Framework
Tariff Renegotiation
Public Utilities Legislative Proposal

Corporate governance framework
Good Corporate Governance Practices
Audit Committee
Disclosure Committee
Market disclosure rules
Internal rules of conduct on negotiable securities
Regulations on registration, reporting and monitoring of financial and accounting information
Internal rules of conduct for the Finance and Accounting Areas
Channel for Protected Disclosures and Procedure for Protection to the party reporting the complaint
Manual of Ethical Standards and Behavior

CORPORATE ISSUES
History and equity ownership
Shareholding structure
Dividend policy
Listing
Business organization
Internal control and financial reporting
Organizational chart
Directors and committees of Telefónica de Argentina S.A.
Executive management
Directors and executive management compensation
Human resources management
Telefónica in the community

SERVICE AND MARKET CUSTOMERS
Residential Customers
Business Segment
Wholesale business
Long distance services
Network services
Significant variables

ECONOMIC AND FINANCIAL ISSUES
The strategic plan
Financing policy and financial position
Global note program
Comparative balance sheet figures
Analysis of main changes in balance sheet captions
Result for the year
Analysis of main changes in income statement captions
Proposed (income) loss appropriation
Proposed Directors’ and Supervisory Committee fees

PROSPECTS
ACKNOWLEDGMENTS

Unaudited Information

POLITICAL AND ECONOMIC, REGULATORY AND LEGAL CONTEXT

Political and economic context

     After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003. In the last legislative elections of October 2005, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria (“FV”) to depend on the will of the rest of the PJ, in particular in the Lower House, where the required quorum for holding sessions is 129. Presidential elections will be held in October 2007 and the governing party is considered very likely to be re-elected; furthermore, the opposition is not sending clear signals for the approaching electoral campaign.

     Economic activity continues expanding fast: at an annualized rate of 8.5% in the first nine months of 2006, driven by private consumption. The Gross Domestic Product (“GDP”) (measured in real terms) grew by 8.8% in 2003, by 9% in 2004, and by 9.2% in 2005, and is now 12% above the level recorded in 1998, the previous peak for economic activity in Argentine. In addition, annual inflation fell to a single-digit figure by the end of 2006: 9.8%, whilst wholesale prices accumulated a 7.1% increase over the year. In 2006 retail prices showed an increase that was 20% lower than the prior year’s due, to a large extent, to the effect of the price agreements between the Government and companies in the private sector.

     The employment continues to improve, though at a slower pace. The unemployment rate was 10.5% in the third quarter of 2006 (average of four quarters) falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. Poverty still stands at levels of 31% of total population and indigence represents the 11% of total population to the first semester of 2006. In addition, the work of non-registered employees is around of 45% of total workforce.

     As far as the main financial variables are concerned, the situation remains stabilized. The dollar exchange rate fluctuates around AR$ 3.10 per US dollar, whereas capital flight is not significant and controls to the entrance of speculative capital have been established. The Merval index closed on December 31, 2006 slightly below 2,100 points, accumulating 35% in Peso-denominated income and 34% in US Dollar-denominated income in 2006. Interest rates are being revised upwards though they are at slightly negative levels in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system.

     Argentina’s total sovereign debt decreased from US$ 189.8 billion, in the first quarter of 2005, to US$ 130.6 billion (equivalent to 66% of GDP) in the second quarter of 2006. Even so, this level of indebtedness is still above the level as of December 2001, although the terms have been extended considerably and the service payment is lower. This significant reduction in the country’s sovereign indebtedness was due to the conclusion of the process to renegotiate the amounts defaulted in the first quarter of 2005 and to the early settlement of the full amount owed to the International Monetary Fund (“IMF”), made in January 2006, with a disbursement of about US$ 9.5 billion.

     The perspectives for the next months indicate that economic activity will continue increasing though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and energy. Regarding the price scenario, the retail inflation rate would be situated close to 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2005 period. Therefore, the unemployment rate will probably record annual slight declines.

      In the financial markets the Peso is expected to maintain its light appreciation against the US dollar, while interest rates will tend to increase gradually, adjusting in real terms. Fixed and variable markets would range according to with the volatility that implies the sustainability of public and external accounts, as well as the conditions of the world economy, in order to satisfy funding needs (public and private) for the 2007-2008 period.

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Unaudited Information

Regulatory Framework

      Tariff Renegotiation

     The Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the AR$ 1 to US Dollar 1 exchange rate. Furthermore, Section 9 of this Law authorized the Federal Executive Power (the “PEN”) to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and the distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies (see Note 9.1 to the Company’s Financial Statements).

     On May 20, 2004, Telefónica de Argentina S.A. (“Telefónica” or the “Company”), Telecom Argentina S.A. and the Argentine Government signed a memorandum of understanding pursuant to which the parties confirmed their intent to reach a final contractual renegotiation agreement prior to December 31, 2004, which eventually did not come to happen. In addition, they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004 and to implement the actions necessary for: (i) the development of services aimed at the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and, (ii): the promotion of Internet access in provincial centers at discount prices. Lastly, the memorandum of understanding ratified tax stability for the contracts.

     The relationship between variables determining revenues and costs was affected as a result of the “pesification” and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances.

     On February 15, 2006, the Company and Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed on behalf of the Argentine Government, a Memorandum of Understanding 2006. Once the procedures set forth in current rules and regulations have been complied with, this instrument shall be a necessary precedent in order to reach the Protocol of the Renegotiation Agreement on the Transfer Contract approved pursuant to Decree No. 2332/90 (“Protocol of Renegotiation”), in accordance with the provisions under section 9 of Law No. 25,561.

      Among others, the Memorandum of Understanding 2006 deals with the following main issues:

1.	Investments: the Company shall continue with the investments aimed at the development and technological update of its network and new services.
2.	Service Targets and Long-Term Targets: it is agreed that as of December 31, 2010 the Company must achieve the goals established as Long-Term Targets pursuant to Decree No. 62/90 and in the General Regulations on Basic Telephone Service Quality. Targets have also been established for achievement starting in 2005 which shall be in force until the date above mentioned.
3.	Contractual Situation: the National Communications Commission (“CNC”) and UNIREN's Executive Secretary have expressed that they have proceeded, in accordance with current rules and regulations, to an analysis of the progress and degree of compliance by the Company with the commitments assumed pursuant to the Transfer Contract and the regulatory framework. The conclusion has been that until the signature of the Memorandum of Understanding 2006 the Company has complied to an acceptable degree, there being only specific non-compliances, for which penalties have been imposed, and issues inherent in operations being pending, which would be resolved before June 30, 2006. Despite the scheduled date, the matters referred are still pending.
4.	Regulatory Framework.
5.	Stay of Actions and subsequent Waiver of Rights and Withdrawal of Actions.
6.	Adjustment of Incoming International Calls in the Local Area through the application of a correction factor, so that the value referred to in section 37 of Annex II to Decree No. 764/00 undergoes a three-fold increase.

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Unaudited Information

7.	Unification of the low-rate time band for local calls, national and international long- distance calls, which in the aggregate results in the application of lower discounts starting with the implementation of the Protocol of Renegotiation.
8.	Equal Treatment: In the context of the process to renegotiate the agreements, the National Government undertakes to treat the Company on the basis of terms reasonably similar and equal to those afforded to other telecommunications companies participating in said process.

     The parties agree to comply with and maintain the legal conditions provided in the Transfer Agreement and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006.

     In order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

     In the framework of the renegotiation of the Company's agreement with the Government, and within a 30-day term subsequent to the confirmation of the Protocol of Renegotiation by the PEN, the Company and the shareholders representing at least 98% of the capital stock, shall waive fully and expressly all the rights they may potentially invoke, and shall withdraw any actions commenced or pending, on the basis of, or in relation to, the events occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and the license of the Company. The waivers and withdrawals stipulated shall not be construed as a waiver on the part of the Company of the rights it may have as a result of different circumstances arising in the future. Should such waiver of rights and withdrawal of actions fail to take place, the Protocol of Negotiation shall be deemed terminated on grounds attributable to the Company and its license shall be revoked or considered expired.

     In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in US dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. To date, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

      Public Utilities Legislative Proposal

     On August 24, 2004, the PEN sent to the National Congress a proposal whose purpose consists in establishing a general regulatory framework for the supply of public utilities (“the Proposal”). Given that the Proposal is intended to establish general framework conditions, it does not identify the sectors that would be covered by its scope, whose determination would be subject to the enactment of specific legislation. The Proposal defines public utilities as a service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public utilities per se or through third parties.

     The Proposal seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it finally become a law, it might be applicable to the renegotiation of public utilities contracts (see Note 9.1 to the Company’s Financial Statements). The Proposal includes provisions relating to the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to the supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to the supply of the services.

4

Unaudited Information

     In addition, although the Proposal states that tariffs must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as tariffs (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential tariffs charged to certain categories of users (the so-called social tariff), “rescue” the supply of service for public interest reasons without any default in the discharge of obligations by the supplier, etc. At present the Proposal is no longer scheduled to be debated in congress.

     Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

  Assurance of a stable and effective regulatory framework applicable to the industry;
  Maintenance and assurance of legal stability for the benefit of service development;
  Strengthening of the Nation's common good;
  Assurance of adequate service provision:
  Assurance of effective protection for the rights of users and consumers;
  Incentives to the involvement of the private sector in telecommunications;
  Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
  Development of the Argentine telecommunications industry;
  Promotion of job creation;
  Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and
  Establishment of equal treatment for all providers.

     The Company cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to the Company, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which the Company currently operates.

     The financial statements consider the effects derived, and those projected, by the Company’s Management, from the regulations enacted as of the date of issuance. The effects of any additional regulations that may be implemented shall be considered at the time they are enacted in their final form and once they are part of the regulatory framework in force and applicable to the Company’s operations.

Corporate Governance Framework

     ➢    Good Corporate Governance Practices

     Aware of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of the Telefónica Group at the global level, the Company’s Board of Directors has implemented the following Good Corporate Governance actions.

The overriding principles of corporate governance at Telefónica Group are:

(i)    The maximization of the Company’s value in the interest of its shareholders,

(ii)    The crucial role of the Board of Directors in the Company’s management and administration, and

(iii)    Transparency of information in the Company’s relationships with employees, shareholders, investors and customers.

     In the course of fiscal year 2006 the Company implemented the Good Corporate Governance actions already explained (http://www.telefonica.com.ar/responsabilidadcorporativa).

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Unaudited Information

•    Audit Committee

Pursuant to the provisions set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01, companies whose shares are listed in stock exchanges are required to create an Audit Committee. The Audit Committee is to hold sessions jointly with three or more members of the Board of Directors, whose majority must be made up by independent directors according to the criteria determined by the National Securities Commission (“CNV”).

During fiscal 2006, the Audit Committee was made up by Messrs: Guillermo Harteneck, Luis Ramón Freixas Pinto and Jaime Urquijo Chacón. They are all independent directors. On February 9, 2006, the Audit Committee approved its Action Plan for fiscal year 2006, which has been duly implemented.

The Audit Committee has issued its annual report detailing the treatment afforded to the matters for which it is responsible.

•    Disclosure Committee

The Disclosure Committee is responsible for receiving, classifying and reviewing all corporate information in order to determine that which is to be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to the Company. The Disclosure Committee’s sessions and powers are governed by its internal regulations.

•    Market Disclosure Rules

Along with their statutory obligations, Telefónica S.A. (“TSA”) and Telefónica have assumed a transparency commitment towards their shareholders, investors and the market in general, with a view to positioning Telefónica Group as the forerunner in transparency policies.

With this objective in mind, the Company has several rules that set the basic principles for information disclosure control systems and processes aimed at ensuring that the Company’s material information is known by its top executives and management team, establishing also the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

•    Internal Rules of Conduct on Negotiable Securities

The Company has established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Telefónica Group by the top management and other employees with access to inside information. These rules provide: a) duties to disclose personal deals; b) the prohibition to make deals related to inside information and; c) treatment as confidential information.

•    Rules on Registration, Reporting and Monitoring of Financial and Accounting Information

The Company approved the Rules on Registration, Reporting and Monitoring of Financial and Accounting Information, aimed at: a) maintaining control levels that ensure that the transactions and amounts included in the Company’s financial statements are adequately reflected; b) maintaining any necessary processes to ensure that financial and accounting information is complete; c) carrying out adequate processes that ensure that the financial information is furnished and known by the members of the organization responsible for each relevant aspect; d) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information; e) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform accounting practices and criteria in the whole Telefónica Group; f) seeing and controlling that the transactions made among companies of the Telefónica Group are adequately identified and reported and; g) maintaining adequate supervision processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

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Unaudited Information

•    Internal rules of conduct for the Finance and Accounting areas

According to these rules, the Chairman and the General Manager of the Company, as well as the executive managers in charge of finance and accounting, must follow certain behavior guidelines such as: (i) preventing real or apparent vested interest conflicts in their personal or professional relationships, (ii) complying with regulations imposed on securities markets, especially the provisions referred to the use of inside information and market manipulation, (iii) acting on the basis of loyalty to the Company and its shareholders, irrespective of their own or third party interests in the event of a vested interest situation, (iv) acting with due diligence and loyalty, duly complying with internal control rules in order for information disclosed to the markets to be timely, complete, faithful, truthful, accurate and clear to ensure the protection of the interests of investors and compliance with the requirements imposed by the market in which the securities are listed, and (v) honoring the commitments to maintain as confidential the information that they may access in the discharge of their duties.

•	Channel for Protected Disclosures and Procedure for Protection to the party reporting the complaint (Whistleblower)

The Company’s Board of Directors approved and implemented in fiscal 2005 the Channel for Protected Disclosures and the Procedure for Protection to the party reporting the complaint (whistleblower) established by the Audit Committee to: (i) receive, file and treat the protected disclosures reported by Company employees with respect to accounting, internal control or auditing practices that may involve frauds, alteration in financial information or risks for Grupo Telefónica and the companies that make up the group, and (ii) the anonymous and confidential submission by Company employees of concerns or objections related to accounting or auditing issues, providing in these cases for protection and assurance of confidentiality for those employees who report or disclose such events in good faith or those who assist in the process to detect frauds.

•    Manual of Ethical Standards and Behavior

The Manual of Ethical Standards and Behavior that describes the foundations on which the behavior of Telefónica members is to be based either inside the Company or towards customers and third parties was prepared and published during 2005.

CORPORATE ISSUES

      History and equity ownership

     The Company was organized in Argentina as a stock corporation (“sociedad anónima”) on April 23, 1990, under the name Sociedad Licenciataria Sur Sociedad Anónima, for a period of 99 years. The organization of the Company was filed for registration with the Argentine Public Registry of Commerce on July 13, 1990. Its present corporate name was filed for registration on December 3, 1990.

     The Company’s principal executive office is located at Ingeniero Huergo 723, Ground Floor, (C1107AOH) Buenos Aires, Argentina. Its telephone number is (++5411) 4332-2066.

     The Company is a licensed supplier of fixed-link public telecommunications services and basic telephone services in Argentina. Applicable regulations define basic telephone services as both (1) the supply of fixed telecommunications connections which form part of the public telephone network or are connected to such network, and (2) the provision through these links of local, domestic long-distance and international telephone voice services. The Company’s license is perpetual, as it has been granted for an unlimited period of time.

     On September 7, 2006, the Company’s General Special Shareholders’ Meeting approved the capital stock reduction. On December 13, 2006 the reduction was approved definitively by the Buenos Aires Stock Exchange (“BCBA”) and on November 30, 2006 it was approved by the CNV. In order to implement the voluntary capital stock reduction, on December 22, 2006, the Company simultaneously reimbursed to the shareholders AR$0.60 in cash and delivered four new shares of AR$0.10 face value each for each share of AR$1 face value held by each shareholder before the capital stock reduction. The

7

Unaudited Information

voluntary capital stock reduction was of AR$ 1,047,630,044, from AR$ 1,746,050,074 to AR$ 698,420,029.6.

     The capital stock after the reduction previously mentioned, is represented by common book-entry Class A and Class B shares, each with a AR$ 0.10 face value. All Class A shares, representing 62.53% of the Company’s stock, are owned by Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), and their transfer, provided such transfer reduces the holding below 51%, is subject to regulatory approval. The remaining 37.47% equity in the Company is represented by Class B shares.

     As of the date of this report, Cointel owns a 64.83% equity interest in the Company through its holding of all of the Class A shares, representing 62.53% of capital stock, and 160.8 million Class B shares representing a 2.3% of capital stock. In turn, Cointel is owned by three affiliates of the Spanish international media and telecommunications company Telefónica S.A. that collectively own the entire capital stock of Cointel. These three affiliates are Telefónica International Holding B.V. (“TIHBV”, with a 37.3258% interest), Telefónica Holding de Argentina S.A. (“THA”, with a 50% interest), and Telefónica Internacional S.A. (“TISA”, with a 12.6742% interest).

     In addition, TISA owns a 32.25% equity interest in the Company represented by Class B shares and TIHBV holds Class B shares representing a 0.95% equity interest. Class B shares representing an aggregate 1.96% interest in the Company are held by minority shareholders and are listed on the BCBA and the New York Stock Exchange (“NYSE”).

      Shareholding structure

      The Company’s shareholding structure as of December 31, 2006 as follows:

      Dividend Policy

     The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Company’s common stock on recommendation of the Company’s Board of Directors. Because COINTEL is the majority shareholder of the Company and can appoint the number of directors necessary to prevail in the Board, it can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law.

     Under a shareholders’ agreement dated April 21, 1997, THA and TISA had agreed to cause COINTEL, the Company and their subsidiaries to distribute to their respective shareholders the maximum portion of their earnings, respectively, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon (i) such distributions being advisable as a matter of prudent business judgment; (ii) sufficient funds being available, and (iii) there being no significant restrictions on the ability of any of these companies to raise funds in the financial markets.

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Unaudited Information

      The following table presents information on annual cash dividends paid since December 1, 1991.

Date of payment	% of equity (2)	Total US$ (1) payment	Banco Nación rate of exchange (on payment date)
December 18, 1991	1.15%	27,111,420	1.000
March 17, 1992	1.15%	27,111,420	1.000
June 11, 1992	1.15%	27,111,420	1.000
September 11, 1992	1.25%	29,351,059	1.000
December 22, 1992	1.40%	33,005,207	1.000
March 19, 1993	1.50%	35,362,721	1.000
June 11, 1993	3.40%	80,155,502	1.000
January 5, 1994	3.75%	88,406,803	1.000
June 3, 1994	4.10%	96,658,106	1.000
December 22, 1994	4.80%	113,160,708	1.000
May 3, 1995	5.15%	121,412,010	1.000
December 22, 1995	5.15%	121,412,010	1.000
May 17, 1996	5.15%	121,412,010	1.000
December 27, 1996	5.15%	121,412,010	1.000
July 15, 1997	5.44%	128,248,802	1.000
December 12, 1997	5.75%	135,557,098	1.000
July 8, 1998	7.00%	149,878,334	1.000
December 23, 1998	7.00%	149,861,376	1.000
July 21, 1999	7.00%	149,858,916	1.000
December 7, 1999	7.00%	149,858,916	1.000
August 8, 2000	7.00%	149,858,916	1.000
March 29, 2001	7.00%	149,858,916	1.000
November 8, 2001	7.00%	149,858,916	1.000
(1)	Stated in US dollars (at the exchange rate as of dates of payment)
(2)	Calculated based on the capital stock as of the date of each dividend distribution, except for the dividends distributed before December 1994, which were adjusted to give effect to capital increases.

     ➢    Listing

      The stock of Telefónica de Argentina S.A. has been listed on the BCBA and on NYSE.

     Its stock is also listed since March 8, 1994, on the NYSE through ADSs. The shares are identified with the “TAR” ticker symbol. ADSs represented 10 Class B shares of 1 peso par value each. As a result of the capital stock reduction mentioned above, effective as of December 22, 2006 the ADSs represent 40 class B shares of 10 cents par value each.

     High and low stock quotes on the Buenos Aires Stock Exchange for the latest ten years are as follows:

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Unaudited Information

Fiscal year	High $	Low $
1997	4.02	3.37
1998	3.90	1.95
1999	3.24	2.58
2000	4.93	2.43
2001	3.73	0.75
2002	2.80	0.80
2003	3.05	1.14
2004	3.90	1.95
2005	3.35	2.17
2006 1st quarter	3.10	2.60
2006 2nd quarter	3.40	2.79
2006 3rd quarter	7.80	3.35
2006 4th quarter(1)	13.24	10.37

Source: Buenos Aires Stock Exchange

(1)	The prices for the fourth quarter of 2006 have been revised in order to give effect to the capital stock reduction, and are stated with respect to a par value of AR$ 1.

     On December 22, 2006, the Company made effective the above mentioned capital stock reduction. The following table lists the prices for 2006 giving retroactive effect to such capital stock reduction and change in the stock’s face value. Amounts are stated with respect to a face value of AR$ 1.

Fiscal year 2006	High $	Low $
2006 1st quarter	6.84	5.74
2006 2nd quarter	7.50	6.15
2006 3rd quarter	17.21	7.39
2006 4th quarter	13.24	10.37

Business organization

     Corporate decision-making at the Company relies on an internal division into functional, geographic, customer, or business unit departments and process standardization and operation as set forth in written procedures, to allow for and ensure the coordination of tasks and functions across the organization.

     In conjunction with authority delegation and decentralized decision-making, control procedures are in place to maximize goal setting and attainment and ensure dynamic operations in keeping with the style of a high-technology, mass service provider.

Internal Control and Financial Reporting

     The Sarbanes – Oxley Act, published in the United States in 2002, lays down a series of duties related to internal control over financial information that are mandatory for all public companies governed by the U.S. Securities and Exchange Commission (“SEC”). Specifically, section 404 of the SOX requires the inclusion in annual reports of a statement by management of the effectiveness of internal controls over the Company’s financial reporting.

     Although such rule does not apply to the Company in this fiscal year, but on the understanding that it shall apply in the future, the Company has established a General Assessment Model that includes the review of the Company’s general controls as well as the specific controls over the main processes with an impact on financial reporting. Said review is carried out mainly in the following phases: the first phase consists in identifying the Company’s processes that feed critical accounts; then such processes are subject to a preliminary analysis that includes identifying existing control activities, required controls not yet

10

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in place, as well as those that though currently applied are not reflected in the documented description of processes, as well as proposals for improvement in the design of existing controls. The second phase verifies that the controls established in the prior phase are properly operational and proposes actions and improvements in internal control.

     Therefore, the implementation of such Model, in combination with strategic planning, administrative procedures, information and communication systems, personnel assessment, management and quality control, contributes to ensuring an internal control system that guarantees that objectives shall be met with efficacy and efficiency in operations, with reliable financial information and in compliance with current rules and regulations.

Organizational Chart

PRESIDENT
Corporate General Secretary
Finance Corporate
Management Control and Resources
Internal Audit Corporate
Institutional Relations
Fixed Telephony General Manager
Network
Residential Business Unit
Preferential Business Unit
Local Quality
Wholesale Business Unit
Legal
Human Resources
Management Control
Commercial and Administrative Services

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Directors and committees of Telefónica de Argentina S.A.

Regular Directors	Supervisory Committee

Chairman
Eduardo Fernando Caride	Statutory auditors
Vice chairman	Santiago Carlos Lazzati
José María Alvarez Pallete	Edgardo Alejandro Sanguineti
Edgardo Luis Llanos
José Fernando de Almansa Moreno-Barreda
Juan Ignacio López Basavilbaso
Mario Eduardo Vázquez

Guillermo Harteneck (1)	Alternate statutory auditors
Luis Ramón Freixas Pinto(1)	Jorge Héctor Martínez
Jaime Urquijo Chacón (1)	María Cristina Sobbrero
Lorena Edith Ratto
Alternate Directors

Gaspar Ariño Ortiz	Audit Committee
Javier Benjumea Llorente
Juan Jorge Waehner	Guillermo Harteneck
Javier Delgado Martínez	Luis Ramón Freixas Pinto
Manuel Echanove Pasquín	Jaime Urquijo Chacón
Eduardo Navarro
Manoel Luiz Ferrão de Amorim
Juan Vicente Revilla Vergara

Board Secretary

Alejandro Pinedo

(1)Telefónica de Argentina S.A. currently has three regular members of the Board who meet the independence requirements established by the CNV. These directors are members of the Audit Committee.

Main Executive Management

President	Eduardo Fernando Caride
Corporate Internal Audit	Manuel Neira Montes
Management Control and Resources	Juan Ignacio López Basavilbaso
Institutional Relations	José Luis Rodríguez Zarco
Corporate General Secretary	Alejandro Pinedo

General Manager	Juan Jorge Waehner
Residential	Fernando Luis Fronza
Network	Rodolfo Enrique Holzer
Preferential Bussiness	Marcelo Ricardo Tarakdjian
Wholesale Business	José Luis Aiello Montes
Legal	Alejandro Lastra
Management Control	Diego de Cárdenas
Local Quality	Ricardo Pablo Galli
Human Resources	Rafael Pablo Bergés
Commercial and Administrative Services	Séneca de la Puente Extremadoyro

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Directors and executive management compensation

     Board of Directors compensation is determined and approved by the shareholders’ meeting after the end of each fiscal year.

     Established in Argentina in 1991, its work intensified by mid 1999 through the creation of foundations with similar goals in Brazil, Chile, Mexico, Spain, Perú and Venezuela.

     Executive managers compensation is determined in accordance with a dual policy providing for fixed and variable compensation. The fixed portion of compensation is proportional to the responsibility that is inherent in a certain position and compensation paid for similar positions on the market. The variable portion of compensation is hinged on performance, and is proportional to the extent to which certain predetermined goals have been achieved throughout the year.

     The “Incentive Plan with payment in cash” is still in effect. The Program came into force on January 1, 2005 and shall expire on December 31, 2007. The amount of the incentive payment shall be calculated according to the executive level of each beneficiary and the degree of achievement of the objectives established for the executive as of December 31, 2007.

     In June 2006, Telefónica Group approved a performance share plan addressed for certain executives. The plan comprises 5 cycles of three years each, and the whole plan expires on June 30, 2013. Delivery of the shares is linked to Total Shareholder Return (as the measure for determining value generation in the Group in the medium and long term). See Note 18. to the Company’s Financial Statements.

     On February 15, 2007, the Company’s Board of Directors approved a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. See Note 20. to the Company’s Financial Statements.

Human Resources Management

     In 2006 Telefónica Group defined and implemented a single global organizational model which led to an all-level restructuring, redefinition of departments and responsibility areas.

     This new approach resulted in a more customer-oriented organization and synergies in support areas, and required a strong involvement by Human Resources aimed at managing the changes it involved.

     During this fiscal year the focus was placed on actions oriented towards achieving the Group's vision "to be the most admired company in Argentina in terms of employee enthusiasm, customer satisfaction and contribution to the country’s development”.

      The cornerstones of the tactic plan were “Our aim is to become a regional company…”

  Provider of broadband services: with a satisfaction culture that fosters innovation and change at both individual and operational levels.
  Efficiency: through a dynamic structure that optimizes existing resources and designs clear and effective processes.
  Committed towards society: through its on-going, unswerving dedication to social and ethical issues.
  Building trusted relations with unions, identifying common spaces and objectives and working together towards labor advancement.
  That fosters organizational leadership: showing the way for evolution and learning, from individual leadership to organizational leadership.

     In addition, in fiscal year 2006 several corporate initiatives were put into practice, such as senior officers’ development and benefits and the implementation of a model for assessment and development of skills, as well as initiatives at local level, such as the Young Trainers Program, handling of union conflicts, among others.

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     Besides, the actions planned for the last year of the “Customer Commitment” program were implemented. At the local level, these actions implied the approach of human resources closer to the Company’s areas in order to understand and apply a focused approach to employee satisfaction, including communication actions by the principal officers and all the executives from the Human Resources department. These actions led to the implementation of improvements requested by the employees and their direct management lines in the logistics systems, work tools, building suitability, clothing and personal protection gear in reply to the feedback received from them.

     As concerns management of the workplace environment, the Company worked on the basis of the results of the survey carried out at the close of 2005, and took actions for generating a vision shared by all corporate staff, reinforcing communication and working with the various command levels in order to consolidate its leadership in the management of the workplace environment and the improvements required by each segment of the organization.

     During 2006, the Employee Satisfaction With You Program was strengthened. This program rests on five pillars: communication and integration, recognition, celebration, benefits and wellbeing, based on which actions are designed to exert leverage in cultural change, help all employees gain a better understanding of the Company, its objectives and results as well as the benefits it offers to its people and to facilitate closer cooperation between the Company’s principal executives and the rest of its personnel, celebrating and recognizing achievements.

     Additionally, and given that individual development is an essential component of the Company’s new vision, numerous actions implemented by human resources were targeted at various segments of leaders and professionals.

     Moreover, all levels also took part in communication events and training programs aimed at improving leadership. Events were also arranged for integration among different management areas in order to promote mutual acquaintance and better relations between sectors.

     In the field of professional development, that contemplates internal and external openings and promotions, multiple opportunities were generated for the employees, thus helping them carry and guide their professional growth.

     As concerns union relations a comprehensive action plan was implemented for managing union issues, and interdisciplinary teams were formed. The plan’s main actions included:

• Creation of the Trade Union Project Office, with cross-section participation and unified action plan.
• Dispute resolution strategy.
• Reflection meetings and post union conflict information.

     In 2006 the Company received atomized claims from various trade unions seeking salary increases and other specific benefits. This resulted in a uniform and integrated action by the different corporate areas in order to solve immediate individual conflicts and mitigate their effects, look after the corporate image and secure attainment of the business goals. It should be noted that in the third quarter a trade union dispute worsened, leading to a strike that seriously damaged productivity and desired customer service. In the last quarter, this situation was partially reverted, although neither the operating goals set or quality levels targeted were achieved.

Telefónica in the Community

     Fundación Telefónica fosters learning programs through the application of new information and communication technologies. Its strategy is based on five schemes: EducaRed, which contributes to the quality of education through the use of New Information and Communication Technologies; the Proniño program, aimed at eradicating child labor and encouraging school; Forum, that fosters research and awareness in the Information Society environment; the Corporate Volunteering program, that seeks to channel the solidarity spirit of Telefónica’s Group employees in Argentina; and Art and New Technologies, deeply involved in the field of art and culture.

     EducaRed (www.educared.org.ar) is an education portal whose goal consists in fostering the inclusion of new communication and information technologies in schools, enhancing teaching practices, favoring learning and contributing to education quality. Through the "Interactive Classrooms" project, more than 2,500 students from 150 public and private schools have been trained in the uses of Internet. In addition, it is estimated that before 2008, around 15,000 teachers, parents and students will have taken part in EducaRed projects.

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     As part of this initiative, various measures have been implemented, including actions related to educational creativity, the issue of local identity, support to the community of in-hospital schools, promotion of integrating education for disabled persons and research on the educational uses of technology.

     Proniño is Telefónica’s Group public welfare program developed by Telefónica Móviles Argentina S.A. (“Movistar”) and Fundación Telefónica, aimed at working in the prevention and gradual eradication of child labor in Argentina. Proniño is built around one of our corporate values: Responsibility towards our Communities, which Telefónica Group has as its vision, philosophy and target in its policy of taking actions aimed at building a fairer society. It is a regional program that extends over 13 Latin American countries and benefits over 24,000 children. In Argentina, Proniño is implemented by 10 Civil Society Organizations throughout 11 provinces and the City of Buenos Aires, and directly benefits more than 3,000 children. The program’s main strategy is to privilege education and discourage child labor.

     Forum is a new activity area, aimed at advanced global research, creation, analysis and dissemination of new information and communication technologies and their social impact. In this field, projects related to knowledge management and trend specific studies are developed. Emphasis is placed on the creation, analysis and dissemination of knowledge based on new information technologies. At present, specific studies of trends related to the “Information Society” are underway.

     The Corporate Volunteering program is an initiative that seeks to strengthen a human network formed by Telefónica Group employee volunteers, whose mission is to carry out proactive social interest actions in line with the objectives of the Foundation. At present, it comprises more than 900 volunteers. Over its five effective years the program has carried into execution more than 390 social projects that have directly benefited around 70,000 individuals in areas such as education, disability, health, micro-ventures, building improvements, institutional strengthening and recreation.

     Finally, Art and New Technologies crystallizes the hard work developed by Fundación Telefónica in the field of art and culture. Its Espacio, domiciled at Arenales 1540, City of Buenos Aires, is the only spot in Argentina devoted to disseminating art, education and technology.

SERVICE AND MARKET CUSTOMERS

Residential customers

     In March 2006, the Company implemented a number of changes in its commercial organizational structure with a clear focus on customer-oriented management. These changes involved the creation of three customer sub-segments:

      •     Premium (focus on broadband Internet services)
     •     Traditional (focus on Post-paid Basic Telephony services)
     •     Massive (focus on Pre-paid Basic Telephony and Public Telephone services)

     In 2006, the Company confirmed its intention to maintain its certification of Quality Management Systems under the ISO 9001: 2000 standard; the Customer Service Process in commercial centers was recertified accordingly.

     Indicators as regards service at commercial offices have continued to reflect the actions focused on customers, showing very good indices of efficiency.

     The actions adopted in relation to commercial intelligence tools, micro-segmenting models, consumption prediction models, studies into demand, targeted commercial actions, etc. continued to be essential to meet the objectives established in the business segments. These tools helped strengthen the Company’s commercial actions and improve efficiency in the respective processes.

Internet services

     During 2006, the 432,000 mark of residential customers with Asymmetric Digital Subscriber Line (“ADSL”) service was exceeded, a year-to-year growth of 81%, attaining a level of penetration on Basic Telephony lines of 11%. This has not only reinforced the aspiration to turn Telefónica into a broadband company, but has also been a significant contribution to Argentine society in its progress towards bridging the digital gap. This growth was achieved without detriment to the levels of service and speed required in accordance with current market trends. Despite the aggressive expansion policy and a highly competitive market, the price of the product as well as churn (customer turnover rate) were maintained under control (a monthly average of 2.1%). These achievements have consolidated the Company’s leadership in broad band access in Argentina.

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     During 2006, steps were taken towards value creation through the delivery of Speedy supplementary services. As a result, the Company launched the Dr. Speedy service and boosted sales of Security Packages and services from the Virtual Training Center. As a result, more than 55,000 Speedy Value Added Services were delivered during the year.

Basic telephony services

     During 2006, the basic telephony business went hand in hand with Argentine economic growth, with a 5% year-to-year difference in income given the high level of growth of wireless services.

     The Basic Telephony portfolio continued to grow, attaining a total increase of 2%, while the product mix was improved as a result of upgrades and sales of new lines, maintaining the monthly customer turnover rate under control at an average 0.3%. In line with this process, the full line product showed a year-to-year increase of 4%, while pre-paid lines (control and zero lines) grew by 1.2%. The supplementary service portfolio increased by 5%, with a level of penetration of 1.9 services per line.

     As regards new products, during the last semester of the year the Company launched the Local Flat Rate (Tarifa Plana Local or TPL) service, which is sold in tandem with Speedy, and the Local Flat Rate per Call (Tarifa Plana Local por Llamada or TPLL) service. At year-end, the portfolio of these products totaled 28,000 and 215,000, respectively. These figures reflect the successful launching of both products, which are significant not only in the short term, but also as contributors to the Company’s long-term strategy.

Public telephones

     The various actions implemented in 2006 allowed the Company to mitigate the impact on the business particularly from the strong growth of wireless telephony.

     Despite this context, the reduction of the Public Telephony portfolio was not significant. As regards the sale of new lines, the good performance of the Booth business continued, with 9,200 new lines, offering a broad range of products to meet each specific need. This strengthened the Company’s aid vocation and social access to telephone services for the lower income segments.

     The Company continued to implement the policy of incentives to traffic through promotional actions, new points of sale and ongoing cooperation with the owners of telephone booth centers and semi-public telephones.

     All of this has positioned Telefónica once again as the most chosen company, leader in the Public Telephony market.

Preferential Business Unit

     The Preferential Business Unit (Telefónica Negocios), which serves the segment comprising Small and Medium Enterprises (“PyMES” in Spanish), retailers and professionals, was created as a result of a new model of organizational structure adopted by the Company based on a regional approach to customers and processes. This ensures an international and comprehensive approach to small and medium enterprises, which benefit from best practices in other countries.

      Today this Business Unit has its own technical and commercial call centers, with processes certified under the ISO 9001:2000 standard, and a group of experts in small and medium enterprises, in order to satisfy customer needs with the highest quality standards.

     In this respect, a number of products were developed during 2006 allowing customers to monitor the workplace on a remote basis, create an Internet-based network of up to 5 computers, and maintain the computer population, among others, thus obtaining high-technology customized solutions and access to services that were formerly restricted to large companies.

Wholesale business

     There are over ten competing networks in the Company’s area, with most competitors and network potential distributed in the Buenos Aires Multiple Area (“AMBA”) and the central region of Argentina. Due to market structure, most of these competitors are also wholesale customers of the Company.

     In addition to the necessary interconnection service, the Wholesale segment offers optional products and services (such as direct digital lines, long-distance transmission, broad band links, and IP traffic). This ensures direct revenue from the customers of the Company.

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During 2006, the Wholesale segment grew approximately by 20% based on the following:

–

Sustained demand from the wireless telephony market, showing a level of growth similar to 2005, with monetary values yielded through increased traffic by third-party operators on our network, connection leases, and a greater share in Calling Party Pays (“CPP”) minutes, in line with the evolution of the retail cellular portfolio.

–

The development and growth of new services, such as IP traffic, which allowed the Company to increase its broad band market share. This market maintained a high expansion rate, which increasing wholesale demand not only in terms of the number of connections, but also of greater bandwidth reflecting end-user demand for increasingly higher speeds.

–	The growth of economic activity.

     Significant improvements were made in times to delivery and to repair. An exclusive 0800 toll-free number was implemented for the wholesale segment providing the speed required for this type of customers through a differential service.

Long distance services

     The market of long-distance services, measured in terms of generated traffic, remained stable. Telefónica succeeded in maintaining leadership measured both in terms of the market capture and of the monetary values yielded.

Network services

     In 2006, we strengthened the technological efforts aimed at the convergence of new generation networks. In this sense, we continued to implement networks allowing us to accomplish our mission to become a broad band company.

      Digital Exchange with Chile

     During 2006, the initial phase of the project of construction of the digital exchange with Chile was implemented. The project also contemplates the fiber optics cabling to link El Calafate and the Rio Turbio area. The 475 km of fiber optics cabling is planned to extend from the Güer Aike – La Esperanza sections up to Puerto Natales (Chile). The installation of high-capacity equipment will support broad band connections to provide data and Internet services. Completion is scheduled for the first semester of 2007.

      ADSL Deployment

     As part of the deployment plan for 2006, more than 234,000 ADSL ports were installed in 237 switch exchanges and 10 private communities, which increased the number of ports installed to 617,558 ports. Additionally, we doubled the speed offered to our customers in the Buenos Aires Multiple Area, Pilar and La Plata.

      Development of new generation networks (“NGN”)

     Technological evolution is leading communication network architecture towards the called NGNs. These new networks allow the convergence of services as they handle electric signals encoded into pulses and conveyed as packets. It is thus possible to provide Telephony, Internet, Data and Television services through the same transmission network.

     The traditional telephony network is gradually migrating towards this technology, and during 2006 secured control and management centers were established in Buenos Aires and several cities in Argentina. A number of centers are scheduled to be deployed during 2007 to capital and largest cities in the provinces.

     Network and Service Management Integrated System (known as Sistema Integrado de Gestión de Redes y Servicios - SIGRES)

     SIGRES is a systemic solution for network and service management. This is a fully flexible solution, which allows work in successive phases to expand the system and keep pace with technological changes and customer demands. In an economic environment with continuous challenges it is extremely important to have access to solutions that maximize network and customer service efficiency. This solution covers every aspect of the Operation Support System (“OSS”), and is based on the Telecommunication Management Forum (“TMF”) model. It is currently being implemented throughout the Telefónica Group’s Operators (Brazil, Chile, Peru, Colombia and Argentina.)

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     The benefits offered by SIGRES include an integrated view of the network, automation of engineering processes, increased proactiveness, improvement in quality perceived by customers, reduced times to repair, and a single management system that integrates events from various network elements and different technologies, among others.

Significant variables

	31-dec-02	31-dec-03	31-dec-04	31-dec-05	31-dec-06
Lines installed	4,561,447	4,570,739	4,615,470	4,728,439	4,818,612
Lines in service	4,182,277	4,168,825	4,328,513	4,534,844	4,638,914
Public Telephones	101,552	107,529	117,028	120,625	119,189
Total headcount	8,998	8,736	8,757	8,898	9,692
Installed lines per employee (a)	506.9	523.2	527.0	531.4	518.4
Lines in service per employee (a)	464.8	477.2	494.3	509.6	478.6
Network digitalization (en %)	100	100	100	100	100
ADSL	34,410	69,336	188,840	301,902	515,612
Optical fiber cable (kilometers)	16,727	16,730	17,187	18,511	20,679
Capital expenditures in the year (c)	151	186	437	473	568
Net revenues (c)	3,134	2,801	3,105	3,367	3,747
Net income (loss) (c)	(3,997)	409	(8)	767	222
Solvency (b)	0.24	0.37	0.42	0.70	0.50

(a) Considering total personnel at the closing date
(b) Shareholders’ Equity to Total liabilities from continuing operations
(c) In millions of constant pesos (see note 2.1. to the Company’s Financial Statements)

ECONOMIC AND FINANCIAL ISSUES

The strategic plan

     The Strategic Plan is a tool essential for the Company to meet the objectives aimed at ensuring maximum value generation in the long-term for all stakeholders (customers, employees, shareholders and the society at large). Thus, the strategy deployed by Telefónica is defined by means of a process that involves all the areas of the Company and generates internal communication channels that encourage thorough analysis, the contribution of ideas and a creative attitude.

     The following guidelines were established in order to continue to increase income, profitability and cash flow generation: increase number of customers, succeed in having a leadership position in a massive broad band market; increase the customers and the value of such customers; safeguard and renew the traditional business improving the quality perceived by our customers.

     In this framework Telefónica embarked upon a deep commercial transformation seeking to strengthen a position as a broad band company that considers customer satisfaction to be a key factor for growth. Speedy’s current broad leadership bears witness to this change process. In this respect, the plans contemplate continuing to increase the share of investments allocated to broad band in the global budget of investments for the coming years, boosting contents and the variety of broadband-based value added services offered, including television, music and games, among others.

Financing policy and financial position

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

     In the fiscal year ended December 31, 2006, investments in Fixed Assets amounted to AR$ 568 million. For fiscal year 2007, the Company plans to invest more than AR$ 500 million. These are preliminary estimates and are based on technical, economic and commercial factors, exchange rates, evolution of the inflation rate, demand and availability of equipment and buildings.

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Unaudited Information

     As of December 31, 2006, Telefónica has financial and banking payables for the equivalent of AR$ 2,395 million, of which AR$ 1,602 million are classified as non-current in the balance sheet.

     During 2006, as well as in prior fiscal years, the Company achieved a gradual reduction in its stock indebtedness through a combination of partial payments and long- and short-term refinancing. The Company issued in the past negotiable obligations and expects to make further placements in the future, which, combined with internally-generated flows as well as possible refinancing and/or other financing alternatives as evaluated by the Company, shall allow it, in the opinion of the Company’s Management, to successfully settle or refinance the remaining balance of its indebtedness.

      •  Global note program

     The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

     In 2004, the Company issued two classes of negotiable obligations under the Program which were fully cancelled on their maturity dates. On February 11, 2005, the Company issued the Third class of negotiable obligations for 250 million in two Series, the Fixed-Rate series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for 50 million with a variable rate coupon based on the Encuesta rate plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. As of the date of issuance of these financial statements both series have been cancelled upon maturity.

Comparative balance sheet figures

Comparative balance sheet figures
(Restated as described in Note 2.1 to the Company’s Financial Statements)	2006	2005

Current Assets	820	828
Noncurrent Assets	5,617	6,378

Total Assets	6,437	7,206

Current Liabilities	1,880	1,398
Noncurrent Liabilities	2,409	2,822

Total Liabilities	4,289	4,220

Net liabilities from discontinued operations	19	31

Shareholders´ Equity	2,129	2,955

Total Liabilities and shareholders´ equity	6,437	7,206

      •  Analysis of main changes in balance sheet captions

     Current assets decreased 8 million or 1% in 2006 as compared to 2005. The main variations were due to: a decrease in cash and current investments of AR$ 70 million, mainly due to the use of funds to pay the capital stock reduction for AR$ 1,038 million and to the payment of the bank and financial payables of AR$ 710 million, which were mainly financed with internally generated funds from operations; and to an increase in trade receivables of AR$ 55 million mainly due to an increase in the average number of billable lines and to an extension in the term of payment of our customers.

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Unaudited Information

     Non-current assets decreased by AR$ 761 million or 11.9% in 2006 as compared to 2005. The main variations were due to: a decrease in fixed assets resulting from the depreciation for the year of AR$ 1,062 million partially offset by fixed assets investment of AR$ 568 million; and by the collection of AR$ 210 million of other receivables.

     Current liabilities increased by AR$ 482 million or 34.5% in 2006 as compared to 2005. Such increase is mainly due to an increase in bank and financial payables of AR$ 274 million, mainly resulting from the negotiable obligations that became short-term payables for AR$ 639 million, partially offset by the payment of those which fell due from AR$ 469 million, an increase in the credit balances with banks of AR$ 74 million; an increase in trade payables of AR$ 132 million, resulting from an increase in balances due to suppliers; and an increase in payroll and social security taxes payable of AR$ 41 million.

     Non-current liabilities decreased by AR$ 413 million or 14.6% in 2006 as compared to 2005. The main causes were a reduction in bank and financial payables of AR$ 639 million, mainly resulting from the negotiable obligations that became current payables; partially offset by an increase in tax liabilities due to an increase in the deferred tax liabilities of AR$ 102 million and an increase in the reserves of AR$ 116 million.

Net income for the year

Net income for the year
(Restated as described in Note 2.1 to the Company’s Financial Statements)	2006	2005

Income from continuing operations
Net Revenues	3,747	3,367
Cost of Services provided, Administrative and Selling Expenses	(2,988)	(2,699)
Other expenses, Net	(119)	(64)
Loss on equity investments	(1)	-
Financial Income/(Expense)	(308)	(315)
Net income before income tax	331	289

Income Tax	(112)	375

Net income for the fiscal year from continuing operations	219	664

Net gain for the fiscal year from discontinued operations	3	103

Net income for the fiscal year	222	767
  Analysis of main changes in income statement captions (restated as described in Note 2.1 to the Company’s Financial Statements).

  Net income for year 2006 was AR$ 222 million, broken down as follows:
  Net revenues were AR$ 3,747 million in fiscal year 2006 as compared to AR$ 3,367 million in fiscal year 2005, representing an increase of AR$ 380 million or 11.3%. This increase was mainly due to higher special services of AR$ 130 million, network access of AR$ 118 million, and basic telephone services of AR$ 97 million.
  The costs of services provided, administrative and selling expenses for fiscal year 2006 were AR$ 2,988 million as compared to AR$ 2,699 million in fiscal year 2005, representing an increase of AR$ 289 million or 10.7%. The variations were mainly due to the increase in salaries and social security charges of AR$ 125 million as a result of the salary rises granted and incentive plans for directors and executives, as detailed in Note 18. to the Company’s Financial Statements, an increase in services rendered by third parties of AR$ 107 million and higher taxes, rates and contributions of AR$ 21 million.
  Other expenses, net increased to AR$ 119 million in fiscal year 2006 from AR$ 64 million in fiscal year 2005, or by 86%. The variation mainly reflects the increase in personnel severance charges and reserves.
  Financial loss decreased to AR$ 308 million in fiscal year 2006 from AR$ 315 million in fiscal year 2005. The variation was mainly due to lower financial interest charges due to lower interest paid as a result of the reduction in financial indebtedness and higher interest accrued on higher average short-term investments during fiscal year 2006, offset by higher losses from exchange

20

Unaudited Information
  rate differences, which amounted to a net loss of AR$ 36 million in 2006 as compared to a netgain of AR$ 8 million in 2005, due to the respective depreciation and appreciation of the dollar vis-à-vis the peso in each of such fiscal years.
  The charge for income tax as of December 31, 2006 was AR$ 112 million, after applying the current 35% tax rate on profits before tax. The gain for 2005 is mainly related to the reversal of the deferred tax asset allowance set up as of December 31, 2004 for AR$ 474 million. See note 2.2.j) to the Company’s Financial Statements.
  The net gain from discontinued operations for the fiscal years 2006 and 2005 was AR$ 3 million and AR$ 103 million, respectively. See Notes 2.2.l) and 15. to the Company’s Financial Statements.

Proposed (income) loss appropriation

•	Unappropriated loss as per the Financial Statements as of December 31, 2005 approved on February 22, 2006	(2,968,611,649)
•	Appropriation of accumulated deficit as approved by the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006	2,968,611,649
•	Cancellation of treasury shares approved by the General Special Shareholders’ Meeting held on September 7, 2006	2,355
•	Net income	221,889,645
•	Unappropriated income as of December 31, 2006	221,892,000

     The Board of Directors submits to the consideration of the Shareholders’ meeting the following allocation of unappropriated income:

To Legal Reserve:	11,094,482
To Reserve for future dividends:	210,797,518
Total	221,892,000

Proposed Directors and Supervisory Committee fees

     The Board of Directors proposes that fees be approved for its members in this fiscal year for the amount of AR$ 5,748,657 (Pesos five million seven hundred and forty eight thousand, six hundred and fifty seven), which includes the amounts that reflect compliance with technical and administrative duties. Additionally, it proposes that payment of fees to the Supervisory Committee should be for the amount of AR$ 306,000 (Pesos three hundred and six thousand).

     The compensation to the Board of Directors as proposed takes into consideration the respective duties of the members, their competencies and other parameters as mentioned in section 261 of the Companies Law and in section 2, sub-section d), Chapter III, Book I of General Resolution No. 368/01 of the CNV.

Prospects

     Between 2004 and 2006, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices in the industry.

     In this scenario, the Company maintains the following management priorities for the short and medium term and maintains its vision “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

  Consolidate as a broadband provider company, leading Internet growth opportunities by developing ADSL, considered to be the main lever for growth in the residential segment. The growth plan launched by the Company has allowed it to affirm its leading position in the area where it is the incumbent, maintaining quality and service standards comparable to the most developed markets around the world. In this respect, the Company has set itself the challenge of reaching one million ADSL customers by 2008, while expanding its offer of value-added services over broadband, enhancing its contents and increasing the variety of its service, to include television, music and games, among others;

21

Unaudited Information
  To continue to strengthen its position in the traditional fixed telephony business through growth in the residential customers and small and medium companies segments by developing new value added service offerings and packaged offerings;
  To consolidate the Company as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;
  To optimize the use of resources through operating efficiency;
  To continue with adequate cash management, honoring commitments assumed;
  To promote the development of an innovation-oriented culture;
  To drive forward the Company’s conversion into an organization focused on, and committed to, the customer through continued improvement in customer satisfaction and;
  To contribute to Argentina’s economic and social development by reinforcing the Company’s positioning as a strategic ally of the country.

     As regards the regulations governing the provision of telecommunication services, there are several legislative initiatives currently at the stage of bills presented in Congress including those mentioned in this annual report.

     As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2006 retail prices already recorded an accumulated increase of 9.8%, it is a priority issue, deserving the Government’s special attention in order to keep such index under control. In particular, the Company expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensitive to changes in the peso/ US dollar exchange rate because its primary assets and revenues are denominated in pesos while 52% all of its liabilities are denominated in US dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets currently served by the Company and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. The Company also intends to continue to invest substantial resources and expects investments in 2007 to be in the region of AR$ 500 million, in traditional service and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

Acknowledgments

     The Board of Directors wishes to express its appreciation to all our staff for their cooperation during the year, and to our customers and vendors for their confidence in our company and their support in 2006.

EDUARDO FERNANDO CARIDE
CHAIRMAN

22

Item 2

Financial Statements
and Operating and Financial Review and Prospects

As of and for the fiscal years ended December 31, 2006 and 2005

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE FINANCIAL STATEMENTS

Table of Contents

Balance Sheets as of December 31, 2006 and 2005.

Income Statements for the fiscal years ended December 31, 2006 and 2005.

Statements of Changes in Shareholders' Equity for the fiscal years ended December 31, 2006 and 2005.

Statements of Cash Flows for the fiscal years ended December 31, 2006 and 2005.

Notes to the Financial Statements as of December 31, 2006 and 2005.

Operating and Financial Review and Prospects.

Report of Independent accountants.

TELEFONICA DE ARGENTINA S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	December-06	December-05
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)	23	22
Investments (notes 21.c and 21.d)	271	341
Trade receivables (note 3.1.b)	450	395
Other receivables (note 3.1.c)	66	64
Inventories (note 3.1.d)	3	3
Other assets (note 3.1.e)	7	3
Total current assets	820	828
NONCURRENT ASSETS

Trade receivables (note 3.1.b)	1	1
Other receivables (note 3.1.c)	184	380
Investments (note 21.c)	-	1
Fixed assets (note 21.a)	5,397	5,950
Intangible assets (note 21.b)	35	46
Total noncurrent assets	5,617	6,378
Total assets	6,437	7,206
LIABILITIES
CURRENT LIABILITIES

Trade payables (note 3.1.f)	640	508
Bank and financial payables (note 3.1.g)	793	519
Payroll and social security taxes payable (note 3.1.h)	130	89
Taxes payable (note 3.1.i)	162	126
Other payables (note 3.1.j)	75	56
Reserves (note 21.e)	80	100
Total current liabilities	1,880	1,398
NONCURRENT LIABILITIES

Trade payables (note 3.1.f)	111	97
Bank and financial payables (note 3.1.g)	1,602	2,241
Payroll and social security taxes payable (note 3.1.h)	15	13
Taxes payable (note 3.1.i)	334	232
Other payables (note 3.1.j)	28	36
Reserves (note 21.e)	319	203
Total noncurrent liabilities	2,409	2,822
Total liabilities	4,289	4,220

NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.k)	19	31
SHAREHOLDERS' EQUITY	2,129	2,955
Total liabilities and shareholders' equity	6,437	7,206

The accompanying notes 1 to 21 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF INCOME FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2006 AND 2005

(amounts stated in millions of Argentine pesos, except for earnings per share ratio, restated as described in note 2.1.)

	December-06	December-05
INCOME FROM CONTINUING OPERATIONS
NET REVENUES	3,747	3,367

COST OF SERVICES PROVIDED (note 3.1.l)	(2,054)	(1,883)
Gross profit	1,693	1,484

ADMINISTRATIVE EXPENSES (note 21.h)	(417)	(394)

SELLING EXPENSES (note 21.h)	(517)	(422)
Subtotal	759	668

LOSS ON EQUITY INVESTMENTS	(1)	-

FINANCIAL INCOME/(EXPENSE) AND HOLDING GAINS/(LOSSES) ON ASSETS (1)
Exchange differences	5	5
Interest and financial income	76	38
Holding gain/(loss) from government securities	8	(5)
Holding gain/(loss) from financial instruments	2	(1)

FINANCIAL INCOME/(EXPENSE) AND HOLDING GAINS/(LOSSES) ON LIABILITIES (2)
Exchange differences	(41)	3
Interest and financial charges	(335)	(308)
Holding loss from financial instruments	(8)	(28)
Other (note 3.1.n)	(15)	(19)

OTHER EXPENSES, NET (notes 3.1.m and 21.h)	(119)	(64)
Net income before income tax	331	289

INCOME TAX (note 2.2.j)	(112)	375
Net income for the fiscal year from continuing operations	219	664

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS (3)
Loss on equity investments	-	(6)
Income from disposition, net of tax effects (4)	3	109
Net income for the fiscal year from discontinued operations	3	103
Net income for the fiscal year	222	767

Earnings per share from continuing operations (5)	0.016	0.038
Earnings per share from discontinued operations (5)	0.000	0.006
Earnings per share for the fiscal year (5)	0.016	0.044

Earnings per ADS for the fiscal year from continuing operations (5)	0.176	0.380
Earnings per ADS for the fiscal year from discontinued operations (5)	0.002	0.059
Earnings per ADS for the fiscal year (5)	0.178	0.439

(1)	Mainly related to current investments, trade receivables and other receivables.
(2)	Mainly related to trade, bank and financial, taxes and other payables and reserves.
(3)	See note 2.2.l.
(4)	In 2006 and 2005, includes 2 million and 7 million, respectively, corresponding to the tax effect resulting from the disposition.
(5)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.2.m).

The accompanying notes 1 to 21 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	CAPITAL STOCK (1)
	Nominal value
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve (1)	Reserve for future dividends (1)	Accumulated Income (Deficit) (1)	TOTAL

Balance as of December 31, 2004	1,746	2,135	3,881	416	1,626	(3,735)	2,188

Net income for the fiscal year ended December 31, 2005	-	-	-	-	-	767	767
Balance as of December 31, 2005	1,746	2,135	3,881	416	1,626	(2,968)	2,955

Appropriation of accumulated deficit as approved by the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 (see note 6.)	-	(926)	(926)	(416)	(1,626)	2,968	-

Voluntary capital stock reduction as approved by the General Special Shareholders’ Meeting held on September 7, 2006 (see note 6.)	(1,048)	-	(1,048)	-	-	-	(1,048)

Net income for the fiscal year ended December 31, 2006	-	-	-	-	-	222	222
Balance as of December 31, 2006	698	1,209	1,907	-	-	222	2,129

(1)	See note 6.

The accompanying notes 1 to 21 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005 (10)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)
	December-06	December-05

Cash and cash equivalents at end of year (2)	249	338
Cash and cash equivalents at beginning of year (2)	338	249
(Decrease) Increase in cash and cash equivalents	(89)	89
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income for the fiscal year	222	767
Adjustments to reconcile net income for the fiscal year to net cash provided by operating activities:
Income from discontinued operations (6)	(3)	(103)
Foreign exchange differences (3)	36	(5)
Fixed assets depreciation	1,062	1,063
Material consumption	51	44
Intangible assets amortization	11	13
Cost of services provided	13	16
Holding loss from financial instruments	6	29
Holding (gain)/loss from government securities	(8)	5
Increase in allowance and accruals, net of reversals (4)	216	150
Income tax	112	(375)
Loss on equity investments	1	-
Net book value of fixed assets retired	3	-
Net book value of other assets retired	1	-
Gain from disposition of current investments (9)	-	(3)
Interest and financial charges, net	197	239

Changes in assets and liabilities:
Trade receivables	(115)	(191)
Other receivables	26	63
Current investments	-	(23)
Inventories	(13)	(13)
Trade payables	67	94
Payroll and social security taxes payable	43	8
Taxes payable	31	38
Other payables	2	(10)
Collected interests	15	20
Net liabilities from discontinued operations (6) (7)	(11)	-
Contingencies payment	(59)	(36)
Payment of minimum presumed income tax	(37)	(38)
Cash flows provided by operating activities	1,869	1,752
Cash flows used in investing activities:
Fixed assets purchases (5)	(494)	(441)
Proceeds from disposition of Telinver S.A. (7)	210	-
Current investments	-	11
Cash flows used in investing activities	(284)	(430)
Cash flows used in financing activities:
Proceeds from loans	74	332
Repayments of loans	(469)	(1,260)
Interest paid	(241)	(305)
Payment of voluntary capital stock reduction (8)	(1,038)	-
Cash flows used in financing activities	(1,674)	(1,233)
(Decrease) Increase in cash and cash equivalents	(89)	89
(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 23 million and 226 million, respectively, as of December 31, 2006 (ii) 22 million and 316 million, respectively, as of December 31, 2005, and (iii) 14 million and 235 million, respectively, as of December 31, 2004.

(2)
In 2006, cash and cash equivalents at end and at beginning of year do not include 45 million and 25 million, respectively, related to discount bond and to PRO 13 bond. In 2005, cash and cash equivalents at beginning of the year do not include 8 million related to the interest in Intelsat Ltd. transferred by the Company on January 28, 2005.

(3)	In 2005, net of 3 million, related to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(4)	In 2005, it does not include increases/decreases of allowances of Deferred tax asset and Patriotic Bond.
(5)	In 2006 and 2005, net of 74 million and 32 million, respectively, financed by trade payables.
(6)	In 2006, cash flows for 11 million was used in discontinued operations. In 2005 the discontinued operations did not generate cash flows for the Company (see note 15.).
(7)	See note 15.
(8)	See note 6.
(9)	In 2005, included in “Other expenses, net” of the income statement.
(10)	Prepared consistently with International Accounting Standard No. 7.

The accompanying notes 1 to 21 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.	OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the Federal Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002, the Company has focused on the renegotiation of the agreement with the Government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology-related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 9.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to rebalance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 9.). As mentioned in note 2.3., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

In 2005 and 2006, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 showed positive signals such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of financial debt (see note 12.).

Although the Company has adopted the abovementioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 9.).

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. The Company filed an application for authorization with the S.C., which was granted by such authority with the scope requested by the Company through S.C. Resolution No. 137/2006 dated August 16, 2006.

On November 11, 2005, the Company sold its equity interest in Telinver S.A. (see note 15.). Additionally, on January 17, 2007, the Company sold its equity interest in E-Commerce Latina S.A. (see note 5.).

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.     Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2006 and 2005 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2006 and 2005 and on results for the fiscal years ended December 31, 2006 and 2005 of not restating figures until September 30, 2003, is not significant.

2.2.      Valuation methods

The Company applied the valuation criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year. Final results may differ from those estimated by the Company’s Management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management estimates have been made accordingly. Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not a party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are:

a) Cash:

Amounts in local currency: stated at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each fiscal year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, in accordance with the Company’s intended use, plus, if applicable, accrued financial results as of those dates.

b) Investments:

Mutual funds: stated at their net realization value. As of December 31, 2006, foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of fiscal year-end, in accordance with the Company’s intended use.

Government securities: in accordance with the Company’s intended use, they were stated at their net realization value as of each fiscal year-end. Foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of each fiscal year-end, in accordance with the Company’s intended use.

The investment in E-Commerce Latina S.A. as of December 31, 2006 has been stated at its estimated recoverable value (see note 5.). As of December 31, 2005 such investment was valued by the equity method, based on such company’s financial statements as of September 30, 2005 and it was disclosed in "Noncurrent investments" of the balance sheet.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each fiscal year, which does not significantly differ from the amount obtained by calculating the discounted value of the cash flows that would be derived from the related assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, in accordance with the Company’s intended use, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ from the measurement of the discounted value based on the rate of each transaction.

Trade receivables: includes services provided and settlements with foreign carriers, both billed and accrued and unbilled as of the end of each fiscal year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each fiscal year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due after the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Services received from IBM (IBM Argentina S.A.): since baseline services committed to be rendered by IBM over the term of the contract will be received by the Company in uniform quantities over the duration of the contract, the baseline service total original cost is accrued based on the straight line method over the term of the service, adopting a similar accounting treatment for the renegotiations described in note 8.1. The balance included in “Other payables” as of December 31, 2006 and in “Other receivables - Prepaid Services” as of December 31, 2005 includes (see note 8.1.):

a) The balance of the decreasing monthly installments paid to IBM as of each fiscal year-end less the cost accrued on the straight-line method basis over the term of the agreement as of each of those dates. Service costs renegotiations as agreed upon between the parties are accrued and recorded in the Company’s income statement on the fiscal year in which the services affected by such re-negotiations were accrued.

b) Deferred results: due to the interdependence of the terms of the original agreement for outsourcing of the service and sale to IBM of the related equipment, and the repurchase obligation assumed, the Company did not recognize any gain from the sale of the assets as of the transfer date, or a loss for the difference between the repurchase obligation and the market value of the assets to be repurchased and, so, the net result is deferred and amortized ratably over the term of the service agreement as an adjustment to the cost accrued for the services mentioned in a).

Universal Service contribution (see note 14.): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with the Company’s estimates of the amounts payable within each fiscal year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which its reimbursements were approved by such entity.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed, until the maturity of those plans.

Social Security Plan for Executives (PSD): the liabilities resulting from the social security plan for Executives are valued based on the amounts that the Company agreed to contribute as of fiscal year-end. Such cost is accrued during the period in which the benefit is granted and the services are rendered by the Executives.

Performance Share Plan (PSA): the liabilities arising from this plan are valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a straight-line basis during the period in which the services are rendered by the Executives. As of December 31, 2006, the fair value amounts to Euro 6.4 per share.

In May 2006, the CPCECABA approved Technical Resolution (“TR”) No. 23 “Employee benefits subsequent to the termination of the labor relationship and other long-term benefits”. This TR defines the measurement and disclosure methods applicable to long-term benefits granted by employers to their employees once the labor relationship has terminated, and other long-term benefits. This TR became effective for the Company as from January 1, 2007. As of the date of issuance of these financial statements, in the Company’s opinion, the application of the above resolution would not have a significant impact on the Company’s financial position or results of operations.

d) Inventories:

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

e) Other assets:

Other assets include buildings no longer used for Company’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.1., which does not exceed its estimated realizable value.

f) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal years ended December 31, 2006 and 2005, interest in work in process was capitalized for 9 million and 11 million, respectively. As of December 31, 2006 and 2005, the residual value of cumulative capitalized interest on fixed assets is 384 million and 444 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement plan.

The Company habitually uses third-party sites to install its transmission equipment. The Company maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, projecting such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 9.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

g) Intangible assets:

The trademarks were valued at acquisition cost restated as described in note 2.1.

The rights of use links have been valued at acquisition cost restated as indicated in note 2.1. and are amortized by the straight-line method over 15 years, the term of the rights.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in note 2.1., were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income/(expense) on liabilities” of the Company’s income statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized under a straight-line basis through maturity.

The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in note 2.1. and is amortized under the straight-line method over a 10-year term.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

Intangible assets carrying value as of December 31, 2006 does not exceed its recoverable value.

h) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of December 31, 2006, the amount booked for reserves is 399 million (see note 10.).

i) Financial instruments:

The Company uses currency swaps which, in the context of Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen and in euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying a fixed percentage for the coverage. As of December 31, 2006 and 2005, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

In addition, during the fiscal year ended December 31, 2006, the Company used currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in US dollars in relation to the Argentine peso. The Company valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of December 31, 2006, there were no currency forward agreements in force.

j) Income tax and minimum presumed income tax:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from prior-year tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method that establishes the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the income statements.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards, among which we should mention the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution. Such CNV resolutions became effective for the Company as from January 1, 2006.

The option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes, has been applied by the Company in the financial statements as of December 31, 2005, generating a 582 million increase in accumulated losses at the beginning of the fiscal year ended December 31, 2004, taking into consideration the then effective accounting standards approved by the CNV, as well as the CNV interpretation criteria, which remain valid as of December 31, 2006 under the abovementioned general resolutions and the unified professional accounting standards. As of December 31, 2006 and 2005, the resulting deferred tax liabilities amount to 785 million and 946 million, respectively.

In accordance with the standards described in note 2.3., exchange losses generated by assets and liabilities in foreign currency existing as of January 6, 2002, calculated using an exchange rate of AR$1.40 per US$1.00, amounted to approximately 750 million, which in accordance with current regulations are deducted for income tax purposes in equal parts in five years starting December 31, 2002. As of December 31, 2006, the Company has computed fully the foreign exchange tax loss above described.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2006 and 2005, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the changes in tax loss carryforwards amounts for the last four years, the stability and foreseeability of the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered (see note 2.3.). The “Income tax” line of the Income Statement for the fiscal year ended December 31, 2005 has included the effect of the reversal during 2005 of the allowance raised as of December 31, 2004.

As of December 31, 2005 the Company carried a tax loss carryforward balance of approximately 1,682 million (589 million at a 35% tax rate) which could be applied to offset future income tax charges until 2007 (expiration of the total tax loss carryforward). The Company has estimated taxable income of approximately 894 million for the fiscal year ended

December 31, 2006, that would be offset against accumulated tax loss carryforwards existing at the beginning of the fiscal year.
The following table presents the components of the Company’s deferred tax balances:

	December 31, 2006	December 31, 2005
Deferred tax assets

Income tax on tax loss carryforwards	276 (1)	589
Foreign exchange differences deductible in future years	-	53
Allowance for doubtful accounts	46	40
Accrual for reserves and other non-deductible allowances and accruals	258	187
Other	12	12
Subtotal	592	881

Deferred tax liabilities

Fixed and intangible assets	(912)	(1,095)
Dismissal accrual for tax purposes	(13)	(14)
Other liabilities	(1)	(4)
Subtotal	(926)	(1,113)
Total deferred tax liabilities, net	(334)	(232)

(1) Net of 313 million of tax loss carryforwards that offset the tax charge related to the taxable income estimated for the fiscal year ended December 31, 2006.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax from continuing operations and the amount charged to the income statement of operations for the fiscal years ended December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Net income before tax at statutory income tax rate	116	101

Permanent differences:

Net non-taxable income	(4)	(3)
Reversal of allowance for deferred tax assets	-	(474)
Others	-	1
Total	112	(375)

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2006 in an amount of 32 million (nominal value) that was included in the caption “Other non current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). As of December 31, 2006, the Company maintains 177 million as minimum presumed income tax capitalized and measured at discounted value on the basis of the Company’s tax projections. These balances (nominal value) might be computed as a prepayment in accordance with the description provided in the previous paragraph and based on the following detail:

Maturity year	Amounts in million of pesos (1)

2012	47
2013	40
2014	35
2015	36
2016	32
190
(1)      Figures stated at their face value

k) Shareholders' equity accounts:

Shareholders' equity accounts have been restated as described in note 2.1. except for “Capital stock - Nominal value - Outstanding shares”, which is stated at its original amounts. The adjustment required to restate this account in constant Argentine pesos (see note 2.1.) is included in the “Comprehensive adjustment to capital stock”.

l) Revenue recognition:

- Revenues and expenses are charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income in the term related to the estimated mean life of the relation with the customer and the costs associated to these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

- The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term of stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

- As of December 31, 2006 and 2005, the Company had agreements with the following resellers or distributors:

i)
Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)
Resellers of prepaid cards: The Company sells prepaid cards to resellers. The Company charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. The Company recognizes revenue from prepaid cards based on the usage of the network.

iii)
Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by the Company and the operator receives an average variable compensation. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

iv)
Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

- Recognition of Telinver S.A. sale: the Company assessed income as of December 31, 2005 related to the sale of its interest in Telinver S.A. of approximately 109 million, considering the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 15.). In relation to this guarantee, the Company has deferred booking the income from the sale in the amount of 35 million as of December 31, 2006 (see note 3.1.k) until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount (see note 15).

The result from the disposition of the equity interest in Telinver S.A. net of its tax effect, and the result of the investment in such company as of the date of the disposition are disclosed in the Income Statement under caption “Income/(loss) from discontinued operations”.

- As of December 31, 2006 and 2005 charges for the consumption and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.1.).

- Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses, b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from government securities and financial instruments.

m) Net earnings/loss per share and per ADS:

The Company calculated the net earnings/loss per share and per ADS on the basis of the weighted average of the common outstanding shares (net of the common treasury shares) of 14,131,046,354 and 17,460,500,740 as of December 31, 2006 and 2005, respectively, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares (see note 6.), according to TR No. 18. and taking into account that one ADS is equal to forty shares and ten shares, respectively. As of December 31, 2006 and 2005, the Company has calculated net earnings per share and per ADS related to continuing and discontinued operations.

2.3.    Public Emergency Law- rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign Exchange System Reform that implied a profound change in the economic model in force as of that time and amended Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in US dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 9.1.);

On February 15, 2006, the Company and the Argentine Government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No. 2,332/90 (“Protocol of Renegotiation”), as provided for Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 7.).
3)	Contractual compliance (see note 7.).
4)	Regulatory framework (see notes 9.1. and 14.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 7. and 9.1.).
6)
Adjustment of value in International Incoming Calls in the local area through the application of a correction factor, so that the value mentioned in Section 37, Exhibit II, Decree No. 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation.
8)
Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat the Company on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

b) an extension of the National Public Emergency situation until December 31, 2007; and

c) suspension of dismissals without just cause and the establishment of penalties consisting of the payment of additional amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

2.4.         Concentration of operations and credit risk

In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivable amount reflected in the balance sheet.

2.5.         Financial instruments with off-balance-sheet risk

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones, including through derivative instruments; (ii) to cover the Company's debts in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of the Company's financial debts, or to refinance it by issuing Peso-denominated debt or entering into agreements to peso denominated debts.

The main aspects of the Company's hedging policy are the following:

i.      Existence of a clearly identified risk and the risk management objectives and strategies.

Since Convertibility Law pegged the peso to the US dollar at value of AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/US dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/US dollar exchange rate is determined by a free market with certain controls.

Until 2002, the Company did not hedge its US dollar-denominated debt obligations because under Convertibility Law the peso/US dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the US dollar because rates were denominated in US dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged US dollars against Japanese yens and euros (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the abovementioned mismatch the Company established a policy of partially hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, the Company’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

The Company has no financial instruments for trading purposes.

ii.     Main features (notional, maturity date, and interest payment dates) of the underlying and the derivative instruments.

The Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii.    Ability to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (e.g. bank valuations).

As part of its hedging policy, the Company has entered into the following financial instruments:

a)   Swaps:

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan whose nominal amount as of December 31, 2006 was 4.667 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of December 31, 2006, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$48 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of euro 0.998 per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

As of December 31, 2006 and 2005, the hedge relationships of these swaps were deemed to be ineffective (see note 2.2.i).

b)   Foreign currency forward agreements:

The Company has utilized foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Peso/US Dollar exchange rate. In April 2006, the Company entered into foreign currency forward agreements by which currency positions have been offset upon maturity, which operated in June 2006, for a total of US$ 55 million. The exchange rate agreed upon for these transactions ranged from AR$ 3.05 and AR$ 3.09 per US Dollar. These agreements were used to cover short-term US Dollars denominated commitments related to the principal of the Company's negotiable obligations. As of December 31, 2006 there are no foreign currency forward agreements currently in force.

3.            DETAIL OF THE MAIN BALANCE SHEET AND INCOME STATEMENT ACCOUNTS

3.1   Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g):

a)	Cash:

	Current
	December 31, 2006	December 31, 2005
On hand	-	1
In banks	23	21
Total	23	22

b)	Trade receivables:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Without maturity	34	35	-	-
Past due (2) (3)	381	338	4	5
Current	190	159	-	-
Subtotal (1)	605	532	4	5
Allowance for doubtful accounts (note 21.e)	(155)	(137)	(3)	(4)
Total	450	395	1	1

(1)	In 2006 and 2005, it includes 34 million and 35 million, respectively, from related companies (see note 13.4.).
(2)	In 2006 and 2005, net of 1 million and 8 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 4 million and 5 million of past due receivables are disclosed as noncurrent as of December 31, 2006 and 2005, respectively.

c)	Other receivables:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Receivables from related companies (1)	22	27	-	226
Guarantee deposits	3	3	2	2
Legal deposits	6	5	-	-
Prepayments to vendors	14	2	-	-
Prepaid services (2)	-	6	-	-
Prepaid expenses	1	7	-	-
Minimum presumed income tax	-	-	177	149
Prepaid insurance	2	1	-	-
Financial Instruments (3)	1	1	-	1
Other (4)	17	12	5	2
Total	66	64	184	380

(1)	See note 13.4.
(2)	See note 8.1.
(3)	See note 2.5.
(4)	In 2006 and 2005, net of 9 million, respectively, fully reserved.

d)	Inventories:

	Current
	December 31, 2006	December 31, 2005
Telephone equipment and other materials	5	5
Allowance for impairment in value and slow turnover (note 21.e)	(2)	(2)
Total	3	3

e)	Other assets:

	Current
	December 31, 2006	December 31, 2005

Real property intended for sale	7	3
Total	7	3

f)	Trade payables:
	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Vendors, contractors and carriers (1)	457	355	1	2
Management fee (2)	94	80	-	-
Collections on account and behalf of cellular and audiotext companies	65	59	-	-
Services collected in advance (3)	5	5	60	62
Deferred income	19	9	50	33
Total	640	508	111	97

(1)	In 2006 and 2005, it includes 31 million and 35 million, respectively, corresponding to related companies (see note 13.4.).
(2)	See note 13.4.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2006 and 2005 includes 5 million, as current amount, and 56 million and 57 million, respectively, as noncurrent, corresponding to related companies (see note 13.4.).

g)	Bank and financial payables:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Negotiable obligations (1)	674	434	1,451	2,059
Imports financing	4	6	4	7
Long-term financing	8	7	53	55
Foreign bank loans	28	29	94	120
Credit balances with banks	79	5	-	-
Related company - Telefónica Internacional S.A. (“TISA”) (2)	-	38	-	-
Total	793	519	1,602	2,241

(1)	See note 11.
(2)	See note 13.4.

h)	Payroll and social security taxes payable:
	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Vacation and bonus accrual	67	56	-	-
Social security taxes payable	22	17	-	-
Pre-retirement agreements and others (1)	13	14	15	11
Incentive plan for executives (2)	3	-	-	2
Social security plan for executives (3)	23	-	-	-
Other	2	2	-	-
Total	130	89	15	13

(1)
Includes 9 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and December 31, 2006, and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 18.
(3)	See note 20.

i)	Taxes payable:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Tax on minimum presumed income	7	11	-	-
Turnover tax accrual	8	14	-	-
Value-added tax	22	21	-	-
Health and safety assessments	27	25	-	-
Deferred tax liability, net (1)	-	-	334	232
Other	98	55	-	-
Total	162	126	334	232

(1)	See note 2.2.j).

j)	Other payables:

	Current		Noncurrent
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Payables to related companies (1)	13	11	-	-
Financial instruments (2)	11	12	14	17
Capital stock reduction (1)	10	-	-	-
International Telecommunication Union (“U.I.T”) (3)	21	21	-	-
Other	20	12	14	19
Total	75	56	28	36
(1)	See note 13.4.
(2)	Related to foreign currency swap agreements (see note 2.5.).
(3)	See note 10.b.

k)	Net liabilities from discontinued operations:

	December 31, 2006	December 31, 2005
Deferred income - Sale of Telinver S.A. (1)	35	49
Deferred tax assets	(16)	(18)
Total	19	31
(1)	See note 15.

l)	Cost of services provided:

	Loss
	December 31, 2006	December 31, 2005
Operating expenses (note 21.h)	(2,041)	(1,867)
Cost of good sold (note 21.f)	(13)	(16)
Total	(2,054)	(1,883)

m)	Other expenses, net:

	Income/(loss)
	December 31, 2006	December 31, 2005
Employee terminations (note 21.h)	(35)	(13)
Contingencies (note 21.e)	(77)	(56)
Net book value of fixed assets retired	(3)	-
Miscellaneous, net	(4)	5
Total (note 21.h)	(119)	(64)

n)	Other holding and financial income / (expense) on liabilities:

	Loss
	December 31, 2006	December 31, 2005
Intangible assets amortization	(6)	(8)
Tax on bank account transactions	(9)	(11)
Total	(15)	(19)

3.2	Aging of current investments, receivables and payables as of December 31, 2006

	Assets				Liabilities (b)
	Current investments	Trade receivables (a)		Other receivables (d)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
Past Due:
Up to three months	-	246		-	58	-	-	-	-
From three to six months	-	26		-	-	-	-	-	-
From six to nine months	-	18		-	-	-	-	-	-
From nine to twelve months	-	13		-	-	-	-	-	-
From one to two years	-	20		-	1	-	-	-	-
From two to three years	-	4		-	2	-	-	-	-
Over three years	-	58		-	8	-	-	-	-
Without maturity	238	34		40	30	79	-	422	48 (c)
Current:
Up to three months	33	179		20	515	83	100	52	13
From three to six months	-	7		2	14	30	8	7	-
From six to nine months	-	4		2	6	15	11	-	5
From nine to twelve months	-	-		2	6	586	11	15	9
From one to two years	-	-		3	12	424	7	-	15
From two to three years	-	-		2	12	35	3	-	6
From three to four years	-	-		-	11	687	2	-	4
From four to five years	-	-		-	11	435	1	-	-
Over five years	-	-		2	65	21	2	-	-
Subtotal:	271	609		73	751	2,395	145	496	100
Allowance for doubtful accounts	-	(158)		-	-	-	-	-	-
Benefits under the Collective Bargaining Agreements	-	-		-	-	-	-	-	3
Total	271	451		73	751	2,395	145	496	103

Balances
Percentage accruing interest at fixed rate	29%	-		5%	-	92%	-	-	24%
Percentage accruing interest at variable rate	-	54%	(a)	3%	-	2%	-	-	-
Percentage accruing income at variable rate	69%	-		-	-	-	-	-	-
Interest
Annual average interest rate in foreign currency	7%	-		4%	-	9%	-	-	6%

Annual average interest rate in local currency	2%	28%	(a)	10%	-	9%	-	-	-

(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Net liabilities from discontinued operations are not included.
(c)	Includes 10 million related to capital stock reduction described in note 6.
(d)	Does not include 177 million related to tax on minimum presumed income.

4.           REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the abovementioned period. As of December 31, 2006, these assets have a net book value of about 563 million and approximately 491 million (both amounts restated as described in note 2.1.) of them was registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

5.            AFFILIATES

E-Commerce Latina S.A.

As of December 31, 2006, The Company held together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

Additionally, the parties had undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by the Company.

On October 24, 2006, the Company and Alto Palermo S.A. entered into a Share Purchase and Sale Agreement whereby the Company transferred 808,354 shares of E-Commerce Latina S.A.´s capital stock and 11 shares of Altocity.com S.A.´s capital stock to Alto Palermo S.A. The value of the transaction amounted to 85,876. The agreement established that the transfer of the shares and payment of the respective price was subject to compliance by the parties, the Company and Alto Palermo S.A. with the obligation, among others, to obtain a consultive opinion and authorization, if applicable, from the Federal Anti-Trust Board (“FATB”). On January 17, 2007, the Company transferred its ownership interest in E-Commerce Latina S.A. as the parties had complied with the duties stipulated in the sale agreement, which included obtaining the opinion of the FATB that excluded this transaction from the requirement of previous control by such agency.

6.           CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of December 31, 2003; 2004; 2005 (1)	Capital stock as of December 31, 2006
Class A	1,091,847,170.0	436,738,868.0
Class B	654,205,259.0	261,681,161.6
Total (2)	1,746,052,429.0	698,420,029.6

(1)	Subscribed and paid in, outstanding and authorized for public offering.
(2)	All shares have equal voting rights.

Appropriation of Accumulated deficit

The General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the appropriation of the total 2,968 million loss recorded under Accumulated deficit as of December 31, 2005, to the whole balance of Reserve for future dividends: 1,626 million, the whole balance of Legal Reserve: 416 million and a part of the balance of Comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

In accordance with the provisions of Companies Law No. 19,550, the Company’s by-laws and CNV´s regulations, the Company will appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments), to the Legal Reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the Legal reserve account was appropriated to Accumulated losses account as of December 31, 2005, the Company will restore such reserve through no less than 5% of the income for the year up to 20% of the Company’s capital stock plus the balance recorded under the Comprehensive Adjustment to Capital Stock account.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income as of the end of the year immediately preceding the date of payment or distribution shall be subject to a 35% income tax withholding as a single and final payment.

Cancellation of treasury shares

On September 7, 2006, the Company’s General Special Shareholders’ Meeting approved the cancellation of 2,355 treasury shares, which were acquired as a result of the exchange of shares that took place in the corporate restructuring process carried out in 2001 and represented the fractions of shares that were held by minority shareholders.

On September 22, 2006, the Buenos Aires Stock Exchange (“BCBA”) authorized the cancellation of 2,355 treasury shares and filed the proceedings with the CNV for final approval, which has been obtained on November 30, 2006.

As of the date of issuance of these financial statements, such cancellation has been registered with the Public Registry of Commerce (“PRC”).

Capital Stock Reduction

In addition, the abovementioned General Special Shareholders’ Meeting approved a voluntary capital stock reduction for AR$ 1,047,630,044.4, from AR$ 1,746,050,074 to AR$ 698,420,029.6 proposed by the Board of Directors at the meeting held on August 8, 2006.

The Company filed applications with the CNV and the BCBA to adjust its public offering and listing authorizations, respectively, to the abovementioned capital stock reduction.

On September 22, 2006, the BCBA authorized the capital stock reduction and filed the proceedings with the CNV for final approval, which was obtained on November 30, 2006.

In order to implement the voluntary capital stock reduction, on December 22, 2006, the Company simultaneously reimbursed to the shareholders AR$ 0.60 in cash and delivered four new shares of AR$ 0.10 face value each for each share of AR$ 1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of AR$ 1 face value were settled. As of December 31, 2006, only 10 million are pending payment due to the capital stock reduction (see notes 3.1.j and 13.4.).

As of the date of issuance of these financial statements, the capital stock reduction was registered with the PRC.

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“the List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)
In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Presidential Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Presidential Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the National Communications Commission (“CNC”) and the Executive Secretary’s Office of the

UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded that until the signature of the above mentioned memorandum of understanding the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of the Company’s Transfer Contract with the Government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, the Company, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and the Company’s license. The waiver should not be interpreted as the Company’s waiver to the rights that could apply to it based on possible future circumstances. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006.

Company’s Management believes that the Company has met all effective obligations.

8.         COMMITMENTS

8.1	IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. Telefónica Móviles Argentina S.A. (“TMA S.A.”) (formerly known as Telefónica Comunicaciones Personales S.A.), Telinver S.A. and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for a six and a half years term, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the term of the contract, the Company committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, the Company should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to the Company, at a fixed price, the assets that were designated to provide the services at that date.

The following is a summary of the primary contractual cash flows related to the Company’s agreement with IBM, as it was originally stipulated in 2000:

(in millions of US dollars from 2000 to 2006)
Assets acquired by IBM	23
Baseline monthly installments (service fee total payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, the Company had renegotiated the payments for base line and additional resources originally denominated in US dollars. On the basis of supplementary contracts, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred contracts contemplated the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

As part of the renegotiation described below, on September 29, 2006, the Company and IBM signed two contracts whereby the services provided by IBM under the 2000 contract were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one establishes an extension of the original contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, IBM and the Company signed a memorandum whereby they agreed a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

The main characteristics of the contracts are as follows:

i.    2011 Contract:

Service Price: the Company committed to pay IBM a monthly charge throughout the term of the contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately US$ 50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

ii.    2007 Extension:

The Company and IBM agreed to extend the provision of all the other services rendered under the original 2000 Contract, not included in the 2011 Contract, until December 31, 2007, for a total amount of approximately 25 million.

Transfer of Equipment: under the two contracts and the memorandum mentioned above, IBM shall transfer to the Company, at a fixed price of US$ 15 million, the assets that as of the date of contract expiration are designated to provide the related services.

8.2     Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 35 million of minimum future payments as of December 31, 2006.

9.        RATES

9.1      Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created a UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2007. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)
Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)
Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.3.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in US dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

9.2    Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 10.d), awarded a precautionary measure ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 10.d).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the price cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2006, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system abovementioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

9.3 Tariff restructuring

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

10.       LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of December 31, 2006, the total amount recorded as reserves for contingencies is 399 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 185 million and 199 million as of December 31, 2006 and 2005, respectively. The closing balance of the reserve as of December 31, 2006, is mainly comprised of:

i)  aggregate assessment of probable losses of 80 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of 2005 of Courts of Appeals that were adverse to the Company.

ii) claims for alleged rights provided in the labor law and related costs which amount to 31 million. The Company intends to defend its rights in whichever instances are necessary.

iii)  other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 82 million and 54 million as of December 31, 2006 and 2005, respectively.

These tax issues are mainly related to:

•	Municipal taxes
•	National and Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of December 31, 2006 and 2005, amounts to 132 million and 50 million, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Claims for accounts reporting
•	Other claims for termination of commercial agreements

a)        Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2006, the claims filed against the Company including accrued interest and expenses totaled approximately 37 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2006 the Company has paid approximately 13 million (in original currency) in cash for the concluded claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by the Company in this regard were included and verified in an account reporting lawsuit between the Company and ENTel, which has not been resolved yet.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph. Both the Company and its legal counsel believe that such criterion will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)        U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit 51 million (including principal and interest as of July 31, 2003), which, according to such note, is related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1.j), which Telefónica understands is the full amount of its liability as of December 31, 2006. In the opinion of the Company’s Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003, in which the Company challenged the calculation prepared by the agency and requested that the proceedings be remanded to the appropriate government agency.

c)        Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by Argentine Tax Authorities in relation to income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Argentine Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the income statement as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d)        Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal with the Supreme Court of Justice against the Court of Appeal’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

11.          NEGOTIABLE OBLIGATIONS

As of December 31, 2006, there were six negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of December 31, 2006 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (d)	b)
a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)
Related to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to remove almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, the Company has met all the obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations in US dollars, with maturity in 2008, under the Company’s Global Program of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

The Company’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

In 2004, the Company issued two classes of negotiable obligations under the Program which were fully cancelled on their maturity dates. On February 11, 2005, the Company issued the Third class of negotiable obligations for 250 million in two Series, the Fixed-Rate series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for 50 million with a variable rate coupon based on the Encuesta rate plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. As of the date of issuance of these financial statements both series have been cancelled upon maturity.

12.        FINANCING

As of December 31, 2006, the Company's current assets are lower than its current liabilities by 1,060 million. The Company will finance the payment of liabilities with own funds provided by its operations and with short-term bank loans.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

During 2006 and 2005, as well as in prior periods, the Company managed to reduce gradually its financial indebtedness through a combination of partial payments, issuance of negotiable obligations, and short and long-term cancellations and refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company, to settle or refinance successfully the remaining balance of its indebtedness.

- Long-term bank financing

As of December 31, 2006, the Company held long-term funds from major financial institutions in an amount equivalent to 147 million with maturity in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses one long-term bank credit line to finance long-term imports from a commercial bank with maturity in August 2008 that accrued interest at six month LIBOR plus 2.15% per annum, which, as of December 31, 2006, amount to 4 million.

13.        PARENT COMPANY AND RELATED COMPANIES

13.1.        COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of December 31, 2006. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and class B shares representing 2.3% (see note 6.).

In addition, on December 15, 2000, Telefónica S.A. (“TSA”) acquired the majority interest of the capital stock of COINTEL. Consequently, TSA indirectly controls 98% of the voting rights of the total outstanding shares of the Company.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL’s shareholders and companies related thereto including the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 13.4.).

13.2.        MANAGEMENT AGREEMENT

The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel establishing a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, the Company entered into a management agreement with TSA, whereby the latter is the "Operator" (“the Management Agreement”). Under the Management Agreement, TSA is responsible for managing the Company’s business and for providing services, expertise and know-how with respect to the Company's entire range of activities. Also, the Management Agreement provides TSA with management powers relating to the Company's day-to-day operations. TSA's responsibilities include: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for the Company.

As of the date of signing the Management Agreement, TSA held a 6% indirect equity interest in the Company.

The Management Agreement establishes that the management fee paid to the Operator, TSA, shall amount to 9% of the Company’s “gross margin” defined as (+) Net income (+) fixed assets depreciation (+) financial expenses (+) income tax, and (+) the management fee itself.

In accordance with the List of Conditions, the term of the Company’s Management Agreement coincided with the exclusivity period, i.e. until October 10, 1999. As provided for in the Management Agreement, if the Company's exclusivity period were extended, the contract would continue to be in effect with a management fee of up to 9% of the “gross margin” through April 30, 2003 and that; if it was extended beyond that date, the management fee percentage would be reduced to a negotiated amount ranging between 1.5% and 5% of the “gross margin”.

On July 30, 2003, the Company and TSA entered into a Supplement to the Management Agreement, pursuant to which the management fee was established as 4% of the gross margin.

Based on the above and taking into account that at the date of signing the Management Agreement TSA held a 6% indirect equity interest in the Company, Management believes that the fee agreed between the Company and TSA was not less favorable than those that would have been obtained from unaffiliated third parties.

13.3.        COMMITMENTS RELATED TO TMA S.A.

In July 1999, the Company provided to the Argentine Government with guarantees of compliance with service coverage obligations in Argentina of TMA S.A. under its PCS licenses in the amount of US$ 22.5 million individually and 45 million jointly with Telecom S.A. As reported by TMA S.A., the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has finished the technical review of the existing network. For this reason, the guarantees have been released.

13.4.        OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the years ended December 31, 2006 and 2005, the following transactions were made with the indirect controlling shareholder of the Company and related companies in addition to the transaction described in note 15.

	December 31, 2006	December 31, 2005

	Income / (Loss)
Management Fee
Telefónica S.A. - Sucursal Argentina	(74)	(75)
Net income (loss) from goods and services
TMA S.A.	295	210
Compañía de Radiocomunicaciones Móviles S.A. (“CRM S.A.”) (3)	30	41
TDA S.A.	34	36
Telinver S.A. (1)	4	14
Atento Argentina S.A. (“Atento”)	(19)	(16)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(3)	(4)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	6	6
Telcel Venezuela (“Telcel”)	3	6
C.P.T. Telefónica del Perú (“CPT”)	14	19
Telefónica S.A. - Sucursal Argentina	(3)	(5)
Televisión Federal S.A. - TELEFE	(1)	(5)
TSA	1	7
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(4)	3
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	1	2
Atlántida Comunicaciones S.A. (“ATCO”)	-	1
Terra Network Argentina S.A. (“Terra”)	(2)	(1)
Telefónica Internacional Wholesale Services América S.A. (“TIWS América”)	1	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	(1)	-
Telefónica Empresas Brasil S.A.	(1)	-
Colombia Telecomunicaciones S.A.	2	-
Abiatar S.A.	1	-
Telefónica Larga Distancia de Puerto Rico, Inc.	1	-
Communication Technologies Inc. (2)	-	(1)
CTC Mundo S.A. (“CTC”)	(1)	(4)
Telefónica Servicios Audiovisuales	-	1
	358	311
Net income (loss) on financial charges
TISA	(1)	(12)
TPI (1)	5	1
Telinver S.A. (1)	2	5
	6	(6)
Sales of good and services
Telinver S.A. (1)	-	(1)
	-	(1)
Purchases of good and services
TDA S.A.	6	7
TIS S.A.	1	1
	7	8
(1) Companies belonging to the group until August 2006 (see note 15.).
(2) Company belonging to the group until August 2005.
(3) On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement, which was registered with the PRC on September 12, 2006.

Telefónica payables to/receivables from the Operator (TSA) and other COINTEL’s shareholders and related companies as of December 31, 2006 and 2005 are:

	December 31, 2006	December 31, 2005
ASSETS

Trade receivables
TMA S.A.	-	6
Telcel	-	3
T-Gestiona S.A.	4	4
Telefónica International Wholesale Services (“TIWS España”)	-	1
TSA	2	6
Telinver S.A. (2)	-	3
ATCO	-	3
Telesp	-	1
TIWS Argentina	3	4
TIWS América	1	-
CPT	17	3
Colombia Telecomunicaciones S.A.	2	-
Televisión Federal S.A. - TELEFE	4	-
Abiatar S.A.	1	-
Other	-	1
Total Trade receivables	34	35

Other receivables

TDA S.A.	14	9
ATCO	1	-
Telinver S.A. (2)	-	34
Telefónica Media Argentina S.A.	2	2
TISA	2	1
TPI (2)	-	193
TPII (2)	-	10
Atento	3	3
Other	-	1
Total Other receivables	22	253
TOTAL ASSETS	56	288

LIABILITIES

Trade payables

Telefónica S.A. - Sucursal Argentina (1)	94	80
CTC	6	8
TIWS Argentina	59	62
TIWS América	2	-
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. - TELEFE	-	2
TIS S.A.	1	1
TID S.A.	2	4
Atento	2	3
Telesp	1	-
TMA S.A.	17	-
CRM S.A. (3)	-	16
Terra	1	-
Total Trade payables	186	177

Bank and financial payables
TISA	-	38
Total Bank and financial payables	-	38

Other payables
TSA	12	10
Telefónica S.A. - Sucursal Argentina	1	1
Telefónica International Holding B.V. (4)	10	-
Total Other payables	23	11

TOTAL LIABILITIES	209	226

(1) Related to liabilities from management fee.
(2) Companies belonging to the group until August 2006 (see note 15.).
(3) On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement, which was registered with the PRC on September 12, 2006.
(4) See note 6.

14.        RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been subject to of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN issued the Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services (see note 2.2.c).

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the Federal, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the FATB and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the policies applicable. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The FATB enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

•
bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others),

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,
•	legislative bills aimed at establishing new municipal taxes, among others.

One of the legislative bills aimed at establishing a Federal System of utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permission for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, the Company renders its service under a perpetual license and has title to the assets assigned to the supply of the service. At present the Bill is no longer scheduled to be debated in congress.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;

•	Strengthening of the Nation's common welfare;
•	Assurance of adequate service supply;
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
•	Establishment of an equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

15.        SALE OF THE COMPANY’S EQUITY INTEREST IN TELINVER S.A.

Sale of Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Companies affiliates until August 2006. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances were deducted for approximately US$ 7.5 million.

Term: the purchase price would be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment was secured by two promissory notes issued by TPI and TPII.

However, the agreement provided for the acceleration of terms in the event TSA were to decrease its direct or indirect interest in TPI Group below 50.1% and/or lost management and control over TPI.

Guarantees: the Company has granted the guarantees customary in these kinds of purchase and sale agreements.

Other contracts: before the sale of the shares, the Company and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

- Edition Agreement: the Company has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, the Company receives compensation for the net revenues derived from advertising exploitation of the telephone directories and continues to be liable for the costs of the directories’ white-page section.

- Billing agreement on account and behalf of other parties: the Company bills and collects on account and behalf of Telinver S.A. the sale of advertising space to the Company’s customers.

The Company recorded an income of 109 million from this transaction disclosed in the income statement for the fiscal year ended December 31, 2005, under “Income/(loss) from discontinued operations”.

As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances and results related to the equity interest in Telinver S.A. and its disposal are disclosed as of each fiscal year-end under the “Net liabilities from discontinued operations” and “Income/(loss) from discontinued operations” accounts, respectively.

The following table illustrates the net income/(loss) and cash flows for the ten-month period ended October 31, 2005, in connection with the discontinued operations:

a) Net loss from discontinued operations:

	October 31, 2005

Net revenues	32
Cost of services provided	(15)
Administrative expenses	(10)
Selling expenses	(8)
Other income, net	1
Holding and financial income on assets	1
Holding and financial loss on liabilities	(6)
Net loss for the period	(5	)(1)
(1) Includes gain/loss from intercompany transactions.

b) Cash flows from discontinued operations:

October 31, 2005

Cash and cash equivalents at beginning of year	18
Cash and cash equivalents at end of period	22
Increase in cash and cash equivalents	4

Total net cash flows provided by operating activities	14
Total net cash flows used in financing activities	(9)
Total net cash flows used in investing activities	(1)
Increase in cash and cash equivalents	4

On July 24, 2006, TSA transferred its total shareholding in TPI and TPII; therefore, as from that date TPI and TPII no longer belong to Telefónica Group.

In addition, as a result of the change in the shareholders’ control over TPI and TPII and pursuant to the enforcement of the acceleration clauses mentioned above, as of August 1, 2006, these companies early repaid the promissory notes delivered to the Company and the interest accrued as of that date.

Finally, as a result of the circumstances mentioned in the previous paragraph, on July 31, 2006 Telinver S.A. prepaid the non-capitalized loan balance granted by the Company for 28 million plus interest accrued as of that date.

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. mentioned above, the Company granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, the Company guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that the Company is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of December 31, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.4 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million, including principal and interest. Telinver S.A. paid 1.7 million of principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver S.A. was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver S.A. in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of 9.9 million. Telinver S.A. filed a brief challenging a portion of that amount, as it included 1.7 million in excess that had already been paid. On September 20, 2006, Telinver S.A.’s position was dismissed and, in order to avoid a money judgment, Telinver S.A. informed its will to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver S.A. paid under protest the amount claimed plus interest for 11 million and filed a brief abandoning the precautionary injunction requested.

In addition, on March 1, 2006, certain Telinver S.A.’s officials received a request from the DGR whereby they are required to pay within a term of 5 days the amount of 1.5 million plus compensatory interest. According to the Company’s legal counsel, this demand is subsumed in the notification dated August 18, 2006, mentioned in the previous paragraph.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether it is probable that the Company be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, as of December 31, 2006, 35 million was deferred until the uncertainty described above is resolved. (see note 2.2.l).

16.        RESTRICTED ASSETS

Collateral for Segment Capacity Obligations to Intelsat

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”, which came to an end on January 28, 2005. The Company recognized the effects of the sale as of that date.

As a result of the sale of its shares in Intelsat, the Company exchanged the guarantee of the pledge agreement mentioned above, for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

17.        ACCOUNTING PRINCIPLES APPLIED

These financial statements have been translated into English from those originally issued in Spanish. In addition these financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

18.        PLANS RELATED TO PERSONNEL

Performance Share Plan

On June 21, 2006, TSA’s General Shareholders’ Meeting approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or “PSA”). On November 7, 2006, the Company’s Board of Directors took note of the PSA and entrusted the Chairman to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, the Company’s Board of Directors approved the PSA. This plan consists in awarding a specified number of TSA’s shares to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

The PSA is subject to the following conditions:

• A minimum number of years of service at the Company, subject to special conditions in relation to termination of employment.

• The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return - TSR) on TSA’s shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-years cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle.

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first cycle, the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 105,000 shares.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of year-end, the Company recognized liabilities for 0.5 million in relation to the PSA, representing the Company’s obligation as of that date.

Incentive plan for executives with payment in cash

On August 8, 2005, the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005, through December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

The Company recognizes its obligation associated with the execution of the program under the straight-line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see note 3.1.h)).

Early Retirement Plan

On July 24, 2006, the Company’s Board of Directors approved a voluntary Early Retirement Plan (“the plan”) for the benefit of Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. This is an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan is addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. The Company would assess the renewal of the plan and the incorporation of new beneficiaries on a monthly basis (see note 3.1.h)).

As of the date of issuance of these financial statements, implementation of the plan has not had a material effect on the Company’s results of operations.

19.        PURCHASE OF TDA S.A.’s SHARES

In connection with Telefónica’s Group internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, the Company and Datacorp entered into the respective share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, the Company and Datacorp being granted an authorization by the S.C. in the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. On July 10, 2006 the Company filed with the S.C. an application for the abovementioned approval, which has not been granted as of the date of these financial statements.

The closing date of the transaction, understood as the date on which Datacorp shall transfer the shares and the Company shall pay the price, shall take place within 5 business days following compliance with the condition mentioned in the previous paragraph.

The price for the purchase and sale of the shares was established in the amount of US$ 51 million, which shall be adjusted on the basis of working capital, contingency provisions and agreements with customers and suppliers between the date established in the share purchase and sale agreement and the date of the effective transfer thereof.

20.        SUBSEQUENT EVENTS

Social Security Plan for Executives

On February 15, 2007, the Company’s Board of Directors approved a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. As of December 31, 2006 the Company booked an amount of 23 million, which represents the Company’s obligation as of such date.

21.        OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)        Fixed assets
b)        Intangible assets
c)        Investments in shares, securities issued in series and holdings in other companies
d)        Other investments
e)        Allowances and accruals
f)         Cost of good sold
g)        Assets and liabilities in foreign currency
h)        Expenses incurred

a) Fixed assets
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers		Amounts at end of year

Land	113	-	-	(2)		111
Buildings	1,725	-	(5)	4		1,724
Switching equipment	4,192	-	(5)	48		4,235
Transmission equipment	4,058	1	(1)	166		4,224
Network installation	7,588	-	(17)	68		7,639
Telephones, switchboards and booths	660	29	(7)	9		691
Furniture, software and office equipment	1,244	2	(8)	77		1,315
Automobiles	57	5	(1)	-		61
Work in process (1)	310	401	-	(287)		424
Materials (2)	57	117	(51)	(73)		50
Prepayments to vendors	19	13	-	(17)		15
Total	20,023	568	(95)	(7	)(3)	20,489

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Transfers		Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-		-	111
Buildings	566	50	42	(2)	(2)		604	1,120
Switching equipment	3,751	10	169	(5)	-		3,915	320
Transmission equipment	3,046	10	272	(1)	-		3,317	907
Network installation	4,960	15	437	(17)	-		5,380	2,259
Telephones, switchboards and booths	627	5 - 7	17	(7)	-		637	54
Furniture, software and office equipment	1,089	1 - 3	115	(8)	-		1,196	119
Automobiles	34	5	10	(1)	-		43	18
Work in process	-	-	-	-	-		-	424
Materials (2)	-	-	-	-	-		-	50
Prepayments to vendors	-	-	-	-	-		-	15
Total	14,073		1,062	(41)	(2	)(3)	15,092	5,397

(1) Capitalized interests in work in process amount to 9 million. See note 2.2.f).
(2) Net of 21 million of obsolescence allowance.
(3) Correspond to real property intended for sale. See note 2.2.e).

a) Fixed assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Increases	Net Retirements	Transfers	Amounts at end of year

Land	117	(4)	113	-	-	-	113
Buildings	1,740	(17)	1,723	-	-	2	1,725
Switching equipment	4,149	-	4,149	-	(11)	54	4,192
Transmission equipment	3,890	-	3,890	1	(1)	168	4,058
Network installation	7,559	-	7,559	-	-	29	7,588
Telephones, switchboards and booths	626	-	626	28	(5)	11	660
Furniture, software and office equipment	1,054	(31)	1,023	13	-	208	1,244
Automobiles	33	-	33	24	-	-	57
Work in process (1)	396	-	396	327	-	(413)	310
Materials (2)	87	-	87	73	(44)	(59)	57
Prepayments to vendors	12	-	12	7	-	-	19
Total	19,663	(52)	19,611	473	(61)	-	20,023

	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	-	-	113
Buildings	535	(10)	525	50	41	-	566	1,159
Switching equipment	3,557	-	3,557	10	205	(11)	3,751	441
Transmission equipment	2,770	-	2,770	10	277	(1)	3,046	1,012
Network installation	4,526	-	4,526	15	434	-	4,960	2,628
Telephones, switchboards and booths	621	-	621	5 - 7	11	(5)	627	33
Furniture, software and office equipment	1,031	(30)	1,001	1 - 5	88	-	1,089	155
Automobiles	27	-	27	5	7	-	34	23
Work in process	-	-	-	-	-	-	-	310
Materials (2)	-	-	-	-	-	-	-	57
Prepayments to vendors	-	-	-	-	-	-	-	19
Total	13,067	(40)	13,027		1,063	(17)	14,073	5,950

(1) Capitalized interests in work in progress amount to 11 million. See note 2.2.f).
(2) Net of 21 million of obsolescence allowance.
(3) See note 15.

b) Intangible assets
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	At end of year

Licenses to use the logo and trademarks	40	40
Deferred expenses	76	76
License (frequencies)	59	59
No competition obligation	2	2
Total	177	177

	Amortization
Main account	At beginning of year	For the year	At end of year	Net book value at end of year

Licenses to use the logo and trademarks	14	3	17	23
Deferred expenses	62	6	68	8
License (frequencies)	55	1	56	3
No competition obligation	-	1	1	1
Total	131	11	142	35

b) Intangible assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Net Retirements (1)	Increases	At end of year

Licenses to use the logo and trademarks	50	(3)	47	(7)	-	40
Assignment of rights	22	(22)	-	-	-	-
No competition obligation	6	(5)	1	-	1	2
Deferred expenses	76	-	76	-	-	76
License (frequencies)	59	-	59	-	-	59
Total	213	(30)	183	(7)	1(2)	177

	Amortization
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	For the year	Retirements (1)	At end of year	Net book value at end of the year

Licenses to use the logo and trademarks	19	(2)	17	3	(6)	14	26
Assignment of rights	16	(16)	-	-	-	-	-
No competition obligation	4	(4)	-	-	-	-	2
Deferred expenses	54	-	54	8	-	62	14
License (frequencies)	53	-	53	2	-	55	4
Total	146	(22)	124	13	(6)	131	46

(1) In 2005, as a result of the transaction mentioned in note 15., the Company transferred certain trademarks to Telinver S.A.
(2) Includes 1 million transferred from other receivables.
(3) See note 15.

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	2006					2005
Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost	Book Value	Book Value

Current assets (1)

Government securities - Discount bond	-	US$ 1.0	9,404,416	-	36	25
Government securities - Pro 13 bond	-	AR$ 1.0	9,996,594	-	9	-
E-Commerce Latina S.A.	Common	AR$ 1.0	808,354	33	-	-
Total current					45	25
Noncurrent assets (1)

Affiliates
E-Commerce Latina S.A.	-	-	-	-	-	1
Total noncurrent					-	1
Total					45	26

(1) See note 2.2.b).

d) Other investments
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	Dec-06	Dec-05
Main account and features	Book value

Current investments:

Foreign currency deposits (note 21.g)	33	260
Local currency deposits	-	33
Foreign currency mutual funds (note 21.g)	192	-
Local currency mutual funds	1	23
Total	226	316

e) Allowances and accruals
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006 AND 2005
(amounts stated in millions of Argentine pesos)

	2006
Account	Balance at beginning of year	Increases		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	137	60	(1)	(42	)(2)	155
For impairment in value and slow turnover	2	-		-		2
	139	60		(42)		157
Deducted from noncurrent assets:
For doubtful accounts	4	1	(1)	(2	)(2)	3
	4	1		(2)		3
Total	143	61		(44)		160
Included in current liabilities:
Reserves	100	7		(27	)(7)	80

Included in noncurrent liabilities:
Reserves	203	170		(54)		319
Total	303	177	(3)	(81)		399

	2005
Account	Balance at beginning of year	Discontinued operations (6)	Balance at beginning of year from continuing activities	Increases		Transfers	Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	149	(6)	143	77	(1)	-	(83	)(2)	137
For impairment in value and slow turnover	3	-	3	-		-	(1)		2
	152	(6)	146	77		-	(84)		139
Deducted from noncurrent assets:
For doubtful accounts	10	(1)	9	4	(1)	-	(9	)(2)	4
For other receivables - Impairment of Patriotic Bond	56	-	56	3	(5)	-	(59)		-
For other receivables - Deferred tax assets	26	(26)	-	-		-	-		-
	92	(27)	65	7		-	(68)		4
Total	244	(33)	211	84		-	(152)		143
Included in current liabilities:
Reserves	4	(4)	-	-		100	-		100

Included in noncurrent liabilities:
Allowance of deferred taxes (4)	474	-	474	-		-	(474)		-
Reserves	267	-	267	71		(100)	(35)		203
Total	745	(4)	741	71	(3)	-	(509)		303

(1) Included in selling expenses in the income statements.
(2) In 2006 and 2005, includes 26 million and 61 million, respectively, for recovery of doubtful accounts.
(3) In 2006 and 2005, includes 99 million and 56 million disclosed under “Other expenses, net” and 78 million and 13 million disclosed under “Financial income/(expense) and holding losses on liabilities”, respectively, in the income statements.
(4) See note 2.2.j).
(5) In 2005, net of 2 million, disclosed under “Financial income/(expense) and holding gains/(losses) on assets - Exchange differences” in the income statement.
(6) See note 15.
(7) Includes a recovery of 22 million disclosed under “Other expenses, net” in the income statement.

f) Cost of good sold

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	Dec-06	Dec-05

Inventories at beginning of year	5	8

Purchases	13	13

Inventories at end of year	(5)	(5)
Total (note 3.1.l)	13	16

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	2006				2005
	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
In Banks	-	US$	3.069500	1	4	US$	13

Investments
Foreign currency deposits	11	US$	3.069500	33	86	US$	260
Government securities	12	US$	3.069500	36	8	US$	25
Mutual funds	62	US$	3.069500	192	-	-	-

Trade receivables	15	US$	3.069500	47	7	US$	21
	1	SDR	4.617756	3	2	SDR	8
Other receivables
Related companies	3	US$	3.069500	8	3	US$	9
Prepayment to vendors (2)	-	-	-	-	-	US$	1
	3	EURO	4.039100	13	3	EURO	11
Financial instruments	-	US$	3.069500	1	-	US$	1
Other	1	US$	3.069500	2	1	US$	2
Total current assets				336			351
Noncurrent assets

Other receivables
Financial instruments	-	-	-	-	-	US$	1
Related companies	-	-	-	-	67	US$	203
Other	1	US$	3.069500	2	1	US$	2
Total noncurrent assets				2			206
Total assets				338			557
LIABILITIES
Current liabilities
Trade payables	47	US$	3.069500	144	32	US$	97
	-	SDR	4.617756	1	2	SDR	8
	2	EURO	4.039100	9	3	EURO	10
	1	BRL	1.439850	1	-	-	-

Bank and financial payables	204	US$	3.069500	627	99	US$	301
	1,088		¥0.025740	28	1,096		¥28
	2	EURO	4.039100	8	2	EURO	7
Other payables
Related companies	-	US$	3.069500	1	-	US$	1
	3	EURO	4.039100	12	3	EURO	10
Financial instruments	4	US$	3.069500	11	4	US$	12
Total current liabilities				842			474
Noncurrent liabilities
Trade payables	1	US$	3.069500	3	1	US$	2

Bank and financial payables	474	US$	3.069500	1,455	665	US$	2,016
	3,630		¥0.025740	94	4,667		¥120
	13	EURO	4.039100	53	15	EURO	55

Other payables
Financial instruments	5	$US	3.069500	14	6	US$	17
Total noncurrent liabilities				1,619			2,210
Total liabilities				2,461			2,684

(1) Includes figures less than 1 million in foreign currency.
(2) Includes 12 million, in 2006 and 2005, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 21.a).

US$:	US dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Reals

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	2006					2005
ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL

Salaries and social security taxes	414	70	88	-	572	447
Other payroll expenses	3	3	1	-	7	9
Fixed assets depreciation	926	108	28	-	1,062	1,063
Fees and payments for services	460	159	87	-	706	608
Taxes	50	2	169	-	221	200
Advertising	-	-	84	-	84	75
Directors’ and statutory auditors’ payments	-	6	-	-	6	5
Insurance	-	13	-	-	13	13
Material consumption and other expenditures	64	10	6	-	80	66
Management fee	66	8	-	-	74	75
Transportation	27	-	-	-	27	25
Rentals	26	3	2	-	31	29
Commissions	-	-	26	-	26	25
Allowance for doubtful accounts	-	-	61	-	61	81
Recovery of doubtful accounts (1)	-	-	(35)	-	(35)	(75)
Tax on bank transactions	-	35	-	-	35	32
Net book value of fixed assets retired	-	-	-	3	3	-
Intangible assets amortization (2)	5	-	-	-	5	5
Employee terminations	-	-	-	35	35	13
Other	-	-	-	81	81	51
Total 2006	2,041	417	517	119	3,094
Total 2005	1,867	394	422	64		2,747

(1)
In 2006, it includes 9 million related to collections from customers written off as of December 31, 2005 and to other recoveries. In 2005, it includes 14 million corresponding to collections from customers written off as of December 31, 2004.

(2)
In 2006 and 2005, not including 6 million and 8 million, respectively, corresponding to depreciation of deferred expenses, which are disclosed under “Other Holding and Financial income/(loss) on liabilities” in the income statements.

Item 3

(English translation of the auditor´s report originally issued in Spanish, except for the elimination of paragraph 4. of that report and for the addition of paragraph 3. of this report)

Report of Independent Accountants To the Board of Directors of Telefónica de Argentina S.A.

1.	We have audited the accompanying balance sheets of Telefónica de Argentina S.A. (the “Company” or “Telefónica”, an Argentine corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended; all expressed in constant Argentine pesos (Note 2.1). These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audit in accordance with generally accepted auditing standards in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company´s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As further explained in Note 17. to the accompanying financial statements, certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the Argentine National Securities Commission (“CNV”), but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and its cash flows in accordance with generally accepted accounting principles in the United States of America.

4.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telefónica as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Associations Law and the CNV.

Buenos Aires, February 15, 2007
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

Item 4

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

     The following discussion should be read together with the financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the fiscal years ended December 31, 2006 and 2005. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles (see notes 2.1. and 17. to the financial statements).

     Until September 30, 2005, the Company filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of the Company's equity interest in Telinver S.A., the Company no longer files consolidated financial statements. As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances and results related to the equity interest in Telinver S.A. and its disposal are disclosed as of each fiscal year-end date under the “Net liabilities from discontinued operations” and “Income/(loss) from discontinued operations” accounts, respectively (see note 15. to the financial statements).

Critical Accounting Policies

     This information summary is based upon the Company’s financial statements, which have been prepared in accordance with Argentine GAAP.

     The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in note 2. to the financial statements. The most critical accounting policies adopted in preparing the financial statements according to Argentine GAAP relate to:

  the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. Company’s Management estimates about technology and its future development require significant judgment because the impact of technology advances is difficult to predict;

  the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the amount recorded exceeds the recoverable amount, an adjustment charge is to be recognized based on the fair value of the asset. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Company Management’s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

   In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services,planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

  Fixed assets have been valued based on their recoverable value on the basis of Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1. to the financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 9.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

  the creation of reserves for contingencies assessed as likely by the Company’s Management, based on its estimates and the opinion of its legal counsel (see note 10. to the financial statements).

  the Company’s Management assesses the recoverability of deferred tax assets and tax on minimum presumed income based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, the Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds Income tax during one fiscal year, such excess amount may be computed as a prepayment to any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax ultimately depends on the Company’s ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible. In making its assessment, the Company’s Management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2006, on the basis of the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables having an impact on future taxable income, including the renegotiation of the Argentine debt, the evolution of the balance of tax loss carryforwards for the past four years, the stability and predictability in relation to the exchange rate and inflation for the next years, as well as a reduction in foreign- denominated indebtedness, the Company considers that the balances of net deferred tax assets and minimum presumed income tax are likely to be recovered (see note 2.3. to the financial statements).

  the creation of allowances, amounting to 158 million set up to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection.

  the booking of liabilities related to plans and programs providing for benefits to employees and Executives; and

  the Company’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

     The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of these financial statements and the reported amounts of revenues and expenses during each fiscal year being reported. Final results may differ from those estimated by the Company’s Management.

     Among others, these financial statements reflect the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Company Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the financial statements in the moment that Management becomes aware of them.

Overview

     Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

the regulated nature of the Argentine telecommunications market, including a framework of decrees of the Federal Executive Power (“PEN”) and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

     After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003. In the last legislative elections of October 2005, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria (“FV”) to depend on the will of the rest of the PJ, in particular in the Lower House, where the required quorum for holding sessions is 129. Presidential elections will be held in October 2007 and the governing party is considered very likely to be re-elected; furthermore, the opposition is not sending clear signals for the approaching electoral campaign.

     Economic activity continues expanding fast: at an annualized rate of 8.5% in the first nine months of 2006, driven by private consumption. The Gross Domestic Product (“GDP”) (measured in real terms) grew by 8.8% in 2003, by 9% in 2004, and by 9.2% in 2005, and is now 12% above the level recorded in 1998, the previous peak for economic activity in Argentine. In addition, annual inflation fell to a single-digit figure by the end of 2006: 9.8%, whilst wholesale prices accumulated a 7.1% increase over the year. In 2006 retail prices showed an increase that was 20% lower than the prior year’s due, to a large extent, to the effect of the price agreements between the Government and companies in the private sector.

     The employment continues to improve, though at a slower pace. The unemployment rate was 10.5% in the third quarter of 2006 (average of four quarters) falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. Poverty still stands at levels of 31% of total population and indigence represents the 11% of total population to the first semester of 2006. In addition, the work of non-registered employees is around of 45% of total workforce.

     As far as the main financial variables are concerned, the situation remains stabilized. The dollar exchange rate fluctuates around AR$ 3.10 per US dollar, whereas capital flight is not significant and controls to the entrance of speculative capital have been established. The Merval index closed on December 31, 2006 slightly below 2,100 points, accumulating 35% in Peso-denominated income and 34% in US Dollar-denominated income in 2006. Interest rates are being revised upwards though they are at slightly negative levels in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system.

     Argentina’s total sovereign debt decreased from US$ 189.8 billion, in the first quarter of 2005, to US$ 130.6 billion (equivalent to 66% of GDP) in the second quarter of 2006. Even so, this level of indebtedness is still above the level as of December 2001, although the terms have been extended considerably and the service payment is lower. This significant reduction in the country’s sovereign indebtedness was due to the conclusion of the process to renegotiate the amounts defaulted in the first quarter of 2005 and to the early settlement of the full amount owed to the International Monetary Fund (“IMF”), made in January 2006, with a disbursement of about US$ 9.5 billion.

     The perspectives for the next months indicate that economic activity will continue increasing though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and energy. Regarding the price scenario, the retail inflation rate would be situated close to 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2005 period. Therefore, the unemployment rate will probably record annual slight declines.

      In the financial markets the Peso is expected to maintain its light appreciation against the US dollar, while interest rates will tend to increase gradually, adjusting in real terms. Fixed and variable markets would range according to with the volatility that implies the sustainability of public and external accounts, as well as the conditions of the world economy, in order to satisfy funding needs (public and private) for the 2007-2008 period.

     The following table sets forth rates of inflation, as measured by the Argentine WPI and the rate of real growth of Argentine GDP for the periods shown:

	December 31,
	2006	2005
WPI (% change) (1)	7.1	10.7

(1)	Price index figures are for fiscal years ended December 31, 2006 and 2005.

	December 31,
	2006 (3)	2005 (2)
GDP (annual % change)	8.3	9.2

(2)	Official data.
(3)	Projection estimated by the Company.

Telecommunication rate regulations

     Presidential Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

     In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the Secretary of Communication (“S.C.”) established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

     For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

     The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”), which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

     On February 15, 2006, the UNIREN signed on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

     Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

     Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2007. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

     In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

     Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

     With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)  Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)  Internet access service in all its provincial centers at discount prices.

c)  Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

     As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

     Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

     Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

     Pursuant to Resolution No. 73, dated March 31, 2005, and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

     In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future income (loss).

     The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

     The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index (“IPC”) in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly IPC in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

     In the Memorandum of Understanding 2006 (see note 1. to the financial statements), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006.

     The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

     In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in US dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Taxes

     Turnover Tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. By its Resolution No. 2,345/94, the National Telecommunications Commission (“CNT”) required to the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account AR$ 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately AR$ 8 million in principal and AR$ 17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The National Communications Commission (“CNC”) replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

     Subsequently, through Resolution No. 4,583/99, the S.C. dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

     Tax on minimum presumed income: This tax will be in effect for ten fiscal years and is supplementary to Income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should minimum presumed income tax be higher than Income tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income tax over minimum presumed income tax that may arise in the next ten fiscal years.

     Valued Added Tax (“VAT”): VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

     Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

     Presidential Decree No. 764/2000 approved the Rules for Universal Service Regulation, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax and automatic deductions provided by the related regulation.

Tax Reform:

     The Federal Congress and PEN, in the exercise of the powers thereto delegated, passed a tax reform law that introduced the following amendments:

     Income tax

     Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

     Presidential Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on thin capitalization. Concerning the latter, the new regulations establish that interest paid to related foreign companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

     VAT

     Law No. 25,865, published in the Official Bulletin on January 19, 2004, amended the regulations applicable to VAT and the Simplified Scheme for Small Taxpayers (Monotributo). This law introduces, among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) regarding telecommunication services billed to persons under the Simplified Scheme, the tax increase is not included in the bill.

     Pursuant to Presidential Decree No. 806/04, this law shall come on July 1, 2004. AFIP (Federal Public Revenues Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No. 1,695, 1,697 and 1,699.

     Under General Resolution (AFIP) No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increasing from AR$ 426 to AR$ 710 and from AR$ 852 to AR$ 1,420, respectively, the limit for applying the withholding.

     Social security contributions

     Decree No. 491/04 published in the Official Bulletin on April 22, 2004, ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to AR$ 6,000 with respect to contributions accrued until September 30, 2004; to AR$ 8,000 from October 1, 2004 to March 31, 2005; to AR$ 10,000 from April 1, 2005, to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

     Royalties to be paid to municipalities for public space occupancy

     In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

     This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

     The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Comparison of results of operations for the fiscal years ended December 31, 2006 and 2005

     All references made below to 2006 and 2005 are to the Company’s fiscal years ended December 31, 2006 and 2005, restated as described in note 2.1. to the financial statements.

     In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.1. to the financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

     Net revenues increased by 11.3% to AR$ 3,747 million in 2006 from AR$ 3,367 million in 2005.

     The increase in revenues was principally due to an increase in the consumption of sundry services, principally internet and interconnection revenues and an increase in the average number of billable lines.

     The following table shows operating revenues stated in millions of pesos by category of services for the fiscal years ended December 31, 2006 and 2005 :

	Amounts in million of pesos
	2006		2005		Variation
Basic telephone service
Measured service	975	26.0%	923	27.4%	5.6%
Monthly basic charges (1)	832	22.2%	787	23.4%	5.7%
Special services	695	18.6%	565	16.8%	23.0%
Public phones	163	4.4%	185	5.5%	-11.9%
Access charges	635	16.9%	517	15.4%	22.8%
International long-distance service	123	3.3%	125	3.7%	-1.6%

Direct Lines	90	2.4%	79	2.3%	13.9%
Other	234	6.2%	186	5.5%	25.8%
Total	3,747	100%	3,367	100%	11.3%

(1)	Includes basic charges and charges for supplemental services.

     The main variations refer to:

     Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company bills and collects revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

     Measured service increased by AR$ 52 million or 5.6% to AR$ 975 million in 2006 from AR$ 923 million in 2005. The variation was mainly due to: (i) an increase of AR$ 42 million or by 3.7% in the total average number of billable lines, (ii) AR$ 17 million increase in revenues mainly due to new products, (iii) AR$ 10 million increase due to the changes in average tariffs resulting from the change in the structure of the average number of billable lines and (iv) a decrease in tariff discounts of approximately AR$ 14 million in 2006 as compared to 2005. These increases were partially offset by a drop in average urban and interurban consumption per line of approximately AR$ 31 million.

     Monthly basic charges increased by AR$ 45 million or 5.7% to AR$ 832 million in 2006 from AR$ 787 million in 2005. The variation was mainly due to: (i) an increase in the monthly basic telephone service of approximately AR$ 20 million, comprised for an increase in the Company’s average number of billable lines of approximately AR$ 27 million, that represents 3.8%, and a decrease in the average monthly basic charges of approximately AR$ 7 million in 2006 as compared to 2005, caused by a change in the structure of the average billable lines, (ii) an increase in revenues from supplemental services of approximately AR$ 32 million, mainly due to the increase in the average price of these services of approximately 18%, partially offset by (iii) a decrease for tariff discounts of approximately AR$ 4 million in 2006 as compared to 2005, and (iv) an increase in reimbursements for services not supplied for AR$ 3 million due to, among other reasons, adverse weather conditions.

     Special services increased in AR$ 130 million or 23% to AR$ 695 million in 2006 from AR$ 565 million in 2005. The variation was mainly due to an increase of: (i) internet service, due to the rise in the income generated by the sale of ADSL access charges by AR$ 55 million, which represents a 57.3% and AR$ 75 million for ADSL monthly charges, both of them due to the larger number of users, and (ii) an increase of AR$ 9 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of AR$ 9 million due to a drop in the consumption of the 0610 service.

     Revenues from public phones decreased by AR$ 22 million or 11.9% to AR$ 163 million in 2006 from AR$ 185 million in 2005. The variation mainly results from a drop in the consumption in third party calling centers, in-store telephone booths and terminals.

     Access charges: the Company bills and collects income resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

     Revenues resulting from access charges (interconnection) in 2006 amounted to AR$ 635 million, as compared to AR$ 517 million in 2005, representing an increase of AR$ 118 million or by 22.8%. The variation mainly results from an increase in interconnection traffic of approximately AR$ 48 million and in interconnection charges of approximately AR$ 70 million, in particular with mobile telephone companies due to the sustained demand in this market.

     International long-distance service revenues decreased by AR$ 2 million or 1.6% to AR$ 123 million in 2006 from AR$ 125 million in 2005. This variation was mainly due to: (i) an increase in outgoing traffic with international carriers and (ii) a decrease in the average tariffs by incoming calls.

     Revenues from Direct Lines increased by AR$ 11 million or 13.9% to AR$ 90 million in 2006 from AR$ 79 million in 2005. The variation is mainly due to the increase in sales resulting from (i) the increase in leases of direct digital line circuits by approximately AR$ 8 million and (ii) a decrease in commercial discounts for approximately AR$ 3 million.

     “Other” revenues increased to AR$ 234 million in 2006 from AR$ 186 million in 2005 which represents an increase of AR$ 48 million or 25.8%. This variation was mainly generated by: (i) an increase in other telephony services, including connection-charge revenues, (ii) the increase in the logistics services, (iii) higher revenues from IT support and consulting services, and (iv) the royalties that the Company collects for the assignment of its right to sell advertisements in the telephone directory and the fees for the service of issuing invoices on behalf of other companies.

Cost of Services provided, Administrative expenses and Selling expenses (“Operating cost”)

     Cost of services provided, administrative expenses and selling expenses increased by 10.7% to AR$ 2,988 million in 2006 from AR$ 2,699 million in 2005.

     The following table shows the breakdown of expenses for the fiscal years ended December 31, 2006 and 2005, stated in million pesos:

	Amounts in million of pesos
	2006		2005		Variation
Salaries and social security taxes	572	19.1%	447	16.6%	28.0%
Amortization of fixed assets and intangible assets (1)	1,067	35.7%	1,068	39.6%	-0.1%
Fees and payments for services	790	26.4%	683	25.3%	15.7%
Material consumption and other expenditures	80	2.7%	66	2.4%	21.2%
Allowance for doubtful accounts	26	0.9%	6	0.2%	333.3%
Taxes	221	7.4%	200	7.4%	10.5%
Management fee	74	2.5%	75	2.8%	-1.3%
Other	158	5.3%	154	5.7%	2.6%
Total	2,988	100%	2,699	100%	10.7%
(1)     Excluding the portion corresponding to financial expenses.

     The main variations of operating costs refer to:

     Salaries and social security taxes increased by 28.0% or AR$ 125 million to AR$ 572 million in 2006 from AR$ 447 million in 2005. The variation was mainly due to an increase in salaries granted by the Company to employees, both those included and not included in the collective bargaining agreement, during 2006. Additionally, this variation includes the effect of the agreements between the Company and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2005 and January 2006. These increases were accompanied by an light increase in the Company’s average headcount, which varied approximately 5.5% to 9,295 in 2006 from 8,812 in 2005.

     The productivity index, measured as lines in service by employee dropped from 509.6 in 2005 to 478.6 in 2006, which represents approximately a 6.1% decrease.

     Total amortization of fixed assets and intangible assets decreased to AR$ 1,067 million in 2006 from AR$ 1,068 million in 2005. The decrease was mainly due to assets that were no longer amortized as from December 2005 (mainly transmission, switching and radio equipment), partially offset by the amortization of investments in fixed assets applied during 2005 and 2006.

     Fees and payments for services increased by 15.7% or AR$ 107 million to AR$ 790 million in 2006 from AR$ 683 million in 2005.

     In relation to the above mentioned variation, the main increases should be highlighted:

  Temporary personnel expenses for AR$ 22 million, mainly due to the need to hire temporary personnel and prices increases granted by the Company;
  Advertising expenses for AR$ 9 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them;
  Interconnection fees to providers amounting to AR$ 37 million due to the increase in traffic, mainly outgoing international Internet calls as a consequence of the increase in Internet services supplied by the Company;
  Expenses related to the white-page section of the telephone directories for AR$ 14 million (see note 15 to the financial statements);
  Technical services and systems for AR$ 14 million mainly due to an increase in the capacity hired from service providers and to the adjustment in the prices of agreements with suppliers of services;

  Commissions for sales for AR$ 13 million due to the increase in the revenues;

     These increases were partially offset by a decrease in other expenses of AR$ 2 million.

     Costs for material consumption and other expenditures increased from AR$ 66 million in 2005 to AR$ 80 million in 2006. The main cause for the change was the increase in the supplies used by the Company, as a result of the larger average number of employees in basic telephone service and ADSL and the higher prices of such supplies.

     The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2006 allowance for doubtful accounts was of AR$ 61 million, as compared to AR$ 81 million in 2005, representing a decrease of AR$ 20 million; and (ii) a total recovery of collection of past-due customers in 2006 of AR$ 35 million, as compared to AR$ 75 million recovered in 2005 representing a decrease of AR$ 40 million.

     The charge to income for taxes increased from AR$ 200 million in 2005 to AR$ 221 million in 2006. This variation is mainly due to an increase in the Company’s revenues, the taxable base of certain taxes, accounting for approximately 6% of the revenues in both fiscal years.

     The charge to income for management fee decreased from AR$ 75 million in 2005 to AR$ 74 million in 2006 which represents a decrease of 1.3% . This variation is mainly due to the results on the disposition of the equity interest in Telinver generated in 2005 partially offset by the increase in 2006 of the results that constitute the basis for calculation of the fees.

     The charge to income of other operating costs increased from AR$ 154 million in 2005 to AR$ 158 million in 2006, representing a AR$ 4 million increase. The variation is mainly due to an increase in the amount expensed as tax on bank debits and credits by AR$ 3 million, as a result of the increase in banking transactions, rentals of AR$ 2 million and transportation expenses of AR$ 2 million. This increase was partially offset by a decrease in the cost of services provided of AR$ 3 million.

Financial incomes and losses

     In 2006 and 2005 interest capitalized in fixed assets totaled AR$ 9 million and AR$ 11 million, respectively (see note 2.2. f) to the financial statements).

     For 2006 and 2005, net financial income and losses amounted to losses of AR$ 308 million and AR$ 315 million, respectively, representing a decrease in the loss of AR$ 7 million. This decrease was mainly due to: (a) a reduction in interest and financial charges of AR$ 11 million, from a loss of AR$ 270 million in 2005 to a loss of AR$ 259 million in 2006, mainly due to a decrease in foreign financial payables, partially offset by the increase in the average exchange rate for the period, (b) AR$ 23 million decrease in losses from holding financial instruments, from a net loss of AR$ 29 million in 2005 to a net loss of AR$ 6 million in 2006, (c) a higher gain from holding Government securities of AR$ 13 million, from a loss of AR$ 5 million in 2005 to a gain of AR$ 8 million in 2006, and (d) AR$ 4 million decrease in other financial expense, partially offset by the negative year-on-year variation in exchange difference of AR$ 44 million, from a gain of AR$ 8 million in 2005 to a loss of AR$ 36 million in 2006, due to the depreciation of the Argentine peso in relation to foreign currencies.

Other expenses, net

     Other expenses, net increased from AR$ 64 million in 2005 to AR$ 119 million in 2006, representing a 86% increase. The variation is mainly explained by an increase in employee termination charges and the reserve for contingencies charge.

Income tax

     The charge for income tax as of December 31, 2006, amounted to AR$ 112 million. The variation as regards the gain recorded in 2005 is mainly related to the reversal in 2005 of the allowance for deferred tax asset for AR$ 474 million booked as of December 31, 2004. See note 2.2.j) to the financial statements.

Results from discontinued operations

     Discontinued operations in 2006 and 2005 resulted in a gain of AR$ 3 million and AR$ 103 million, respectively. See notes 2.2.l) and 15. to the financial statements.

Net income (loss)

     Net income (loss) decreased from a gain of AR$ 767 million in 2005 to a gain of AR$ 222 million in 2006, mainly due to the variation of income tax.

Liquidity and capital resources

     In 2006 and 2005, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and cash equivalents

     Company’s cash and cash equivalents were AR$ 249 million as of December 31, 2006, (net of AR$ 45 million corresponding to the Discount Bond and the PRO13 Bond) and AR$ 338 million as of December 31, 2005, (net of AR$ 25 million corresponding to the Discount Bond), representing a AR$ 89 million decrease. As of December 31, 2006, 90.8% of Company’s cash and cash equivalents are denominated in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 3.9% as of December 31, 2006.

Financial resources and investments

     Cash provided by operating activities in 2006 increased by AR$ 117 million, from AR$ 1,752 million in 2005 to AR$ 1,869 million in 2006.

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from the Company’s indirect parent company.

     On December 7, 2006, the Company paid off all the loans granted by its related parties (see note 3.1.g) to the financial statements).

     Main funds used in 2006 were to purchase fixed assets, to repay loans and to pay the voluntary capital stock reduction. The funds used to purchase fixes assets in 2006 and 2005 amount to AR$ 494 million and AR$ 441 million (net in 2006 and 2005 of AR$ 74 million and AR$ 32 million, respectively, financed with trade payables), respectively.

     As of December 31, 2006, the Company held long-term funds from major financial institutions in an amount equivalent to AR$ 147 million with maturity in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

     The Company’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Buenos Aires Stock Exchange (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

     In 2004, the Company issued two classes of negotiable obligations under the Program which were fully cancelled on their maturity dates. On February 11, 2005, the Company issued the Third class of negotiable obligations for AR$ 250 million in two Series, the Fixed-Rate series at 365 days for AR$ 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for AR$ 50 million with a variable rate coupon based on the Encuesta rate plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. As of the date of issuance of these financial statements both series have been cancelled upon maturity.

     As of December 31, 2006, there were six negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of December 31, 2006 (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (d)	b)
a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Related to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

     The following table contains a breakdown of the Company’s investments in fixed assets (1) for the fiscal years ended December 31, 2006 and 2005.

	Millions of Argentine pesos
	December 2006	December 2005
Land, buildings and equipment	7	11
Transmission and switching equipment	262	192
External plant	31	35
Telephone equipment	29	28
Materials	117	73
Other	122	134
Total	568	473
(1)     Allocation of work in process and prepayments to vendors to each line item has been estimated.

Foreign-denominated debt, receivables and investments

     The Company’s bank and financial payables in foreign currencies as of December 31, 2006 amounted to approximately US$678 million (approximately AR$ 2.1 billion), 15 million euros (approximately AR$ 61 million), and 4.7 billion yens (approximately AR$ 122 million). As of December 31, 2006, the Company also had the equivalent of approximately AR$ 196 million of trade and other payables denominated in foreign currencies. Approximately AR$ 337 million of the Company’s receivables and investments, included government securities, are denominated in foreign currency.

     As of December 31, 2006, the Company's current assets are lower than its current liabilities by AR$ 1,060 million. The Company will finance the payment of liabilities with own funds provided by its operations and with short-term bank loans.

     During 2006 and 2005, as well as in prior periods, the Company managed to reduce gradually its financial indebtedness through a combination of partial payments, issuance of negotiable obligations, and short and long-term cancellations and refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company to settle or refinance successfully the remaining balance of its indebtedness.

Exposure to foreign exchange rates

     In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan whose nominal amount as of December 31, 2006 was 4.7 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of December 31, 2006, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$48 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

     Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of euro 0.998 per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

     The Company has utilized foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Peso/US Dollar exchange rate. In April 2006, the Company entered into foreign currency forward agreements by which currency positions have been offset upon maturity, which operated in June 2006, for a total of US$ 55 million. The exchange rate agreed upon for these transactions ranged from Peso 3.05 and Peso 3.09 per US Dollar. These agreements were used to cover short-term US Dollars denominated commitments and related to the principal of the Company's negotiable obligations. As of December 31, 2006 there are no foreign currency forward agreements currently in force.

Contractual obligations and commercial commitments

     The following table represents a summary of the contractual obligations and commercial commitments of the Company:

	Payments due by period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years	44-5 years	After 5 years
Contractual obligations
Bank and financial payables	2,829	877	674	785	472	21
Other obligations	1,031	981	36	7	2	5
Total contractual obligations	3,860	1,858	710	792	474	26

Other commercial commitments	221	75	80	33	31	2
Total commercial commitments	221	75	80	33	31	2

     Bank and financial payables include principal and interest. For the debts that accrue a variable interest rate, the Company estimated interest payable based on interest rates in effect as of December 31, 2006. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 95% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect as of December 31, 2006. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and development, patents and licenses

     The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

     The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data
	December-06	December-05
Lines installed	4,818,612	4,728,439
Lines in service	4,638,914	4,534,844
Lines in service per 100 inhabitants	24	26
Lines in service per employee	478.6	509.6
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	119,189	120,625

Prospects of Telefónica de Argentina S.A.

     Between 2004 and 2006, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices in the industry.

     In this scenario, the Company maintains the following management priorities for the short and medium term and maintains its vision “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

  Consolidate as a broadband provider company, leading Internet growth opportunities by developing ADSL, considered to be the main lever for growth in the residential segment. The growth plan launched by the Company has allowed it to affirm its leading position in the area where it is the incumbent, maintaining quality and service standards comparable to the most developed markets around the world. In this respect, the Company has set itself the challenge of reaching one million ADSL customers by 2008, while expanding its offer of value-added services over broadband, enhancing its contents and increasing the variety of its service, to include television, music and games, among others;
  To continue to strengthen its position in the traditional fixed telephony business through growth in the residential customers and small and medium companies segments by developing new value added service offerings and packaged offerings;
  To consolidate the Company as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;
  To optimize the use of resources through operating efficiency;
  To continue with adequate cash management, honoring commitments assumed;
  To promote the development of an innovation-oriented culture;
  To drive forward the Company’s conversion into an organization focused on, and committed to, the customer through continued improvement in customer satisfaction and;
  To contribute to Argentina’s economic and social development by reinforcing the Company’s positioning as a strategic ally of the country.

     As regards the regulations governing the provision of telecommunication services, there are several legislative initiatives currently at the stage of bills presented in Congress including those mentioned in the annual report.

     As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2006 retail prices already recorded an accumulated increase of 9.8%, it is a priority issue, deserving the Government’s special attention in order to keep such index under control. In particular, the Company expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensitive to changes in the peso/ US dollar exchange rate because its primary assets and revenues are denominated in pesos while 52% of its liabilities are denominated in US dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets currently served by the Company and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. The Company also intends to continue to invest substantial resources and expects investments in 2007 to be in the region of AR$ 500 million, in traditional service and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: March 12, 2007	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel